Exhibit 99.1

Execution Version

PURCHASE AGREEMENT

dated as of

July 6, 2016

by and among

AVG TECHNOLOGIES N.V.,

AVAST SOFTWARE B.V.

and

AVAST HOLDING B.V.

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) dated as of July 6, 2016, by and among AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent”), and Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Parent (“Buyer”).

W I T N E S S E T H :

WHEREAS, the supervisory board of the Company (the “Supervisory Board”) and the management board of the Company (the “Management Board” and, together with the Supervisory Board, the “Boards”) have unanimously (i) determined that this Agreement and the Transactions are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) adopted or approved, as applicable, this Agreement and the Transactions and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, to support the Offer and the other Transactions and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions set forth in Section 2.04(a);

WHEREAS, the supervisory board of Parent and the respective managing boards of Parent and Buyer have approved the acquisition of the Company by Buyer on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Parent will cause Buyer to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding ordinary shares, with a nominal value of €0.01 per share, of the Company (collectively, the “Shares”) in exchange for $25.00 per Share, in cash, without interest (the “Offer Consideration”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Buyer to enter into this Agreement, certain shareholders of the Company are entering into tender and support agreements with Parent and Buyer dated as of the date of this Agreement (the “Tender Agreements”), pursuant to which, among other things, such shareholders are agreeing to tender their respective Shares in the Offer and vote at the EGM (as defined below), on the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933.

“1934 Act” means the United States Securities Exchange Act of 1934.

“Acceptance Time” shall have the meaning set forth in Section 2.01(b).

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, reexamination, or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Adverse Recommendation Change” shall have the meaning set forth in Section 5.03(d).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Recitals.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.03(e)(iii).

“Alternative Financing” shall have the meaning set forth in Section 7.07(c).

“Alternative Transaction” means any of the following transactions: (i) any merger, consolidation, share exchange, tender offer, business combination, joint venture, restructuring, refinancing, recapitalization, liquidation, dissolution or other similar transaction (whether or not subject to any pre-conditions), or any revisions thereof, involving the Company or any of its Subsidiaries that would constitute a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1934 Act, except that references to “25 percent” in such definition shall be deemed to be references to “20 percent”), (ii) any direct or indirect acquisition, purchase, lease, exchange, transfer or license, by any Person or group of Persons, in a single transaction or a series of related transactions, including by means of the acquisition of shares of any of its Subsidiaries, of assets or properties that constitute twenty percent (20%) or more of the assets and properties (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, by any Person or group of Persons of beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the voting power or any class of equity securities of the Company, (iv) any issuance or sale or other disposition (including by way of merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction) in a single transaction or a series of related transactions of twenty percent (20%) or more of the voting power or any class of equity securities of the Company, (v) the grant of any option or pre-emptive right in respect of any equity securities of the Company (other than the grant of options to employees in the ordinary course of business consistent with past practice) or in respect of twenty percent (20%) or more of the assets or properties (based on fair market value) of the Company and its Subsidiaries, taken as whole, or (vi) any other transaction having a similar effect (including such actions that would preclude or materially restrict or delay the implementation of the Offer, the Asset Sale or the Second Step Distribution) to those described in the foregoing clauses (i) through (v), in each case, other than the Transactions, including the Offer, the Asset Sale and the Second Step Distribution.

“Alternative Transaction Proposal” means any bona fide written or oral offer, inquiry, proposal, letter of intent or indication of interest (whether binding or non-binding), made by any Person or group of Persons (other than Parent and Buyer) to the Company or its shareholders relating to an Alternative Transaction.

“Anti-Takeover Measure” shall have the meaning set forth in Section 3.26.

“Antitrust Laws” means any Applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“Applicable Antitrust Approvals” shall have the meaning set forth in Section 7.01(b).

“Applicable Law” means, with respect to any Person, any applicable transnational, domestic or foreign federal, state or local law, code, rule, regulation, Order, injunction, judgment, bylaw, ordinance, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Approval of the Boards” shall have the meaning set forth in Section 2.06.

“Asset Sale” shall have the meaning set forth in Section 2.04(a)(iii).

“Asset Sale Agreement” means the agreement between Buyer and the Company substantially in the form set forth in Exhibit A, with such changes as may be agreed by Buyer and the Company.

“Asset Sale Approval” shall have the meaning set forth in Section 2.04(f).

“Asset Sale Documentation” shall have the meaning set forth in Section 2.07.

“Asset Sale Range” shall have the meaning set forth in Section 2.07.

“Boards” shall have the meaning set forth in the Recitals.

“Bribery Act” shall have the meaning set forth in Section 3.13(c).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands or New York, New York, United States are authorized or required by Applicable Law to close.

“Buyer” shall have the meaning set forth in the Recitals.

“Buyer Directors” shall have the meaning set forth in Section 2.05.

“Card Association” means any and all card networks whose payment cards are honored by the Company or any of its Subsidiaries, and any third party payment card processors that the

Company or any of its Subsidiaries may use, including without limitation, MasterCard International, Visa USA Inc., American Express Company, Discover Bank, and any of their respective successors and assigns.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” shall have the meaning set forth in Annex I.

“Closing” shall have the meaning set forth in Section 2.01(b).

“Closing Date” shall have the meaning set forth in Section 2.01(b).

“Code” means the United States Internal Revenue Code of 1986.

“Company” shall have the meaning set forth in the Preamble.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2015 and the footnotes thereto set forth in the Company 20-F.

“Company Balance Sheet Date” means December 31, 2015.

“Company Disclosure Documents” shall have the meaning set forth in Section 3.10(a).

“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by the Company to Parent and Buyer.

“Company Equity Awards” means the Company Options, Company PSUs and Company RSUs.

“Company Equity Plan” means the Amended and Restated 2013 Option Plan (including the Appendix to the Amended and Restated 2013 Option Plan - RSU Plan).

“Company IT Systems” means all computers, Software, hardware, firmware, middleware, servers, systems, sites, circuits, networks, source code, object code, development tools, workstations, routers, hubs, switches, interfaces, platforms, data communications lines, websites, data, and all other telecommunications and information technology assets and equipment, in each case, owned, used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, event, development, occurrence or effect (“Effects”) that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of the Company to consummate the Transactions (for the avoidance of doubt, for purposes of this clause (ii) only, if, based on the results of the Offer, it has been determined that the Company is not required to consummate the Asset Sale because Buyer is able to consummate the Compulsory Acquisition, then any Effect that prevents or materially delays the ability of the Company and its Subsidiaries to consummate the Asset Sale shall not be deemed a Company Material Adverse Effect); provided, however, that, none of the following Effects shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (A) changes or proposed changes in Applicable Law, accounting standards (including IFRS or GAAP) or stock exchange rules or listing standards, or interpretations thereof; (B) changes in the financial, capital, credit or securities markets or general economic or political conditions in The Netherlands, the United States or any other country or region in which the Company and its Subsidiaries operate, including any adverse development regarding the European Union, its member states (including member states leaving the European Union) and the Eurozone (including one or more member states leaving or forced to leave the Eurozone); (C) changes (including changes of Applicable Law or interpretations thereof) or conditions generally affecting the industry in which the Company and its Subsidiaries operate; (D) acts of war (whether declared or not declared), sabotage or terrorism or natural or man-made disasters; (E) any action taken (or omitted to be taken) at the request of Parent or Buyer or resulting from a breach of this Agreement, or violation of Applicable Law, by Buyer or Parent; (F) any action taken by the Company and/or its Subsidiaries that is required or expressly contemplated or permitted by this Agreement, including any actions required under this Agreement to obtain any approval or authorization under applicable Antitrust Laws for the consummation of the Offer; (G) a change in the price and/or trading volume of the Shares on the NYSE or any other market in which such securities are quoted for purchase and sale (provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect); (H) any Effects resulting from or arising out of the announcement or pendency of the Transactions or the identity of or any facts or circumstances relating to Parent, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and any of its Subsidiaries with employees, Governmental Authorities or any other Persons; or (I) any failure in and of itself by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); provided, however, that in the case of the exceptions in clauses (A) through (D), to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the business in which the Company and its Subsidiaries engage, the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Option” shall have the meaning set forth in Section 2.03(a).

“Company Owned Intellectual Property” means all Intellectual Property owned (or purportedly owned), solely or jointly, by the Company or any of its Subsidiaries.

“Company Permits” shall have the meaning set forth in Section 3.13(b).

“Company Plan” means each employee benefit plan, and any other collective or individual plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) currently, or reasonably anticipated in the future to be, providing compensation or other benefits to any current or former Company Service Provider (or to any dependent or beneficiary thereof) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or any of their ERISA Affiliates, or under which the Company or any of its Subsidiaries or any of their ERISA Affiliates has any liability or obligations, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, paid garden leave, pay in lieu of notice of termination, seniority premium, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, Tax gross-up, Tax equalization, change in control, severance, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which the Company or any of its Subsidiaries does not contribute more than the minimum amounts required by Applicable Law.

“Company Products” means all products or services currently designed, developed, distributed, hosted, produced, marketed, licensed, sold, offered for sale, performed or otherwise commercialized (or currently contemplated in the Company SEC Documents to be marketed, licensed, sold, offered for sale, performed or otherwise commercialized) by or on behalf of the Company or any of its Subsidiaries.

“Company PSU” means an outstanding restricted stock unit issued by the Company pursuant to a Company Plan that is outstanding immediately prior to the Acceptance Time that vests in whole or in part upon the achievement of one or more performance goals (notwithstanding that the vesting of such restricted stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Shares after the vesting or lapse of restrictions applicable to such unit. For the avoidance of doubt, “Company PSU” shall not include Company RSUs.

“Company Recommendation” shall have the meaning set forth in Section 3.02(b).

“Company Registered Intellectual Property” means Registered Intellectual Property (i) owned or purportedly owned, solely or jointly, by the Company or any of its Subsidiaries, or (ii) exclusively licensed (for any field, product use or geography) to the Company or any of its Subsidiaries and which the Company or any of its Subsidiaries controls the prosecution of before applicable Governmental Authorities.

“Company Related Parties” means, collectively, the Company and its Subsidiaries and any of their respective former, current or future shareholders, managers, members, directors, officers, employees, agents, advisors, other representatives or successors or assignees of any of the foregoing.

“Company RSU” means an outstanding restricted stock unit issued by the Company pursuant to a Company Plan that is outstanding immediately prior to the Acceptance Time and vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Shares after the vesting or lapse of restrictions applicable to such unit. For the avoidance of doubt, “Company RSUs” shall not include Company PSUs.

“Company SEC Documents” shall have the meaning set forth in Section 3.07(a).

“Company Securities” shall have the meaning set forth in Section 3.05(b).

“Company Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased employee or director of the Company or any of its Subsidiaries.

“Company Software” means Software that is owned (or purportedly owned), in whole or in part, by the Company or any of its Subsidiaries.

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.06(b).

“Company Termination Fee” shall have the meaning set forth in Section 8.03(a).

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015.

“Compensation Arrangement Approvals” means the Remuneration Committee’s approval of each Company Plan pursuant to which consideration is payable to any director, officer or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the 1934 Act and all other actions necessary or advisable to satisfy the requirements of the nonexclusive safe harbor with respect to such Company Plan in accordance with Rule 14d-10(d)(2) promulgated under the 1934 Act.

“Compulsory Acquisition” means the compulsory acquisition of Shares from any Minority Shareholder in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code.

“Compulsory Copyleft License Terms” means any terms of a copyleft or other license of Open Source Software (such as, by way of example only, the GNU’s General Public License (GPL), Lesser/Library GPL (LGPL), the Mozilla Public License, the Sun Industry Standards License (SISL) and the Affero General Public License (AGPL)) that require, as a condition of use, modification, distribution or other exploitation of the licensed Software, that any proprietary Software that is integrated or bundled with, linked with, distributed with, used or modified in the development or compilation of, or otherwise used in or with such licensed Software, that such Software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or distribution, or (iii) made available in connection with any license, sublicense or distribution of such Software at no charge or minimal charge.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.02(b).

“Continuing Employee” shall have the meaning set forth in Section 6.02(a).

“Contract” means any note, bond, mortgage, indenture, guarantee, license, franchise, permit, agreement, understanding, arrangement, contract, commitment, letter of intent, or other instrument or obligation (whether oral or written), and any amendments thereto.

“Copyrights” means all copyrights, whether in published or unpublished works, in the form of works of authorship, content, web site content, data, databases, data collections and rights therein, mask work rights, rights to compilations, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing, and registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.

“Domain Names” means internet domain names registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet as well as all corresponding or related uniform resource locators and web addresses.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.07.

“Debt Financing” shall have the meaning set forth in Section 4.07.

“Divestiture” shall have the meaning set forth in Section 7.01(e).

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch Tax Ruling” shall have the meaning set forth in Section 5.06.

“D&O Insurance” shall have the meaning set forth in Section 6.01(b).

“EGM” shall have the meaning set forth in Section 2.04(a).

“EGM Materials” shall have the meaning set forth in Section 2.04(b).

“Employment Practices” shall have the meaning set forth in Section 3.19(b).

“End Date” shall have the meaning set forth in Section 8.01(b)(i).

“Enforceability Exceptions” shall have the meaning set forth in Section 3.02(a).

“Environmental Laws” means any and all Applicable Laws relating to pollution or protection of human health (to the extent related to exposure to Hazardous Substances) or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any employer (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Existing Credit Facility” means the Senior Secured Credit Facilities of the Company in the aggregate principal amount of $250,000,000, documented by a Credit and Guaranty Agreement (the “Credit Agreement”), dated October 15, 2014, with HSBC Bank USA, N.A., as administrative and collateral agent (the “Administrative Agent”).

“Existing Credit Agreement Payoff Amount” shall have the meaning set forth in Section 7.08(c).

“Existing Credit Facility Payoff Letter” shall have the meaning set forth in Section 7.08(a).

“Expenses” shall have the meaning set forth in Section 8.03(d).

“Expiration Time” shall have the meaning set forth in Section 2.01(d).

“FCPA” shall have the meaning set forth in Section 3.13(c).

“Fee Letter” means any fee letter entered into in connection with the Debt Commitment Letter or any New Debt Commitment Letter.

“Financial Advisors” shall have the meaning set forth in Section 3.22.

“Financial Statements” shall have the meaning set forth in Section 3.08(a).

“Financing Agreements” shall have the meaning set forth in Section 7.07(a)(i).

“Financing Commitments” shall have the meaning set forth in Section 4.07.

“Financing Sources” means the Lenders and any other Persons (other than the Company or any of its Subsidiaries) that have committed to provide or have otherwise entered into agreements (including any Debt Commitment Letter or Financing Agreements), in each case, in connection with the Debt Financing or any Alternative Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the Lenders, together with their Affiliates, and any of their or their Affiliates’ respective current or future shareholders, managers, members, directors, officers, employees, agents, advisors, other representatives or any successors or assignees of any of the foregoing; it being understood that Parent and Buyer shall not be Financing Sources for any purposes hereunder.

“FINSA” shall have the meaning set forth in Section 3.03.

“FTC” shall have the meaning set forth in Section 7.01(a).

“GAAP” means generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Government Official” means (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office, (iii) a Politically Exposed Person as defined by the Financial Action Task Force or Groupe d’action Financière sur le Blanchiment de Capitaux; or any (iv) company, business, enterprise or other entity controlled by any person described in the foregoing clause (i), (ii), or (iii) of this definition.

“Hazardous Substance” means (i) any material, substance or waste (whether liquid, gaseous or solid) that (A) requires investigation, removal, remediation, reporting or other response action under any Environmental Law, or is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (B) is regulated under applicable Environmental Laws as being, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous; and (ii) any petroleum product or by-product, petroleum-derived substances wastes or breakdown products, friable asbestos, lead-based paint or polychlorinated biphenyls.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards consistently applied, as in effect from time to time.

“Indemnified Person” shall have the meaning set forth in Section 6.01(a).

“Independent Director” shall have the meaning set forth in Section 2.05.

“Information Privacy and Security Laws” means all Applicable Laws concerning the privacy or security of Personal Information, and all regulations promulgated by any Governmental Authority (including staff reports) thereunder, including but not limited to, the Health Insurance Portability and Accountability Act, the Gramm-Leach-Bliley Act, the Federal Information Security Management Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state data security laws, state social security number protection laws, state data breach notification laws, and laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing) and all equivalent laws of any other jurisdiction including, but not limited to, the EU Data Protection Directive (Directive 95/46/EC) and the related national implementing laws of the EU Member States.

“Initial Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Innovation Box” shall have the meaning set forth in Section 5.06.

“Intellectual Property” means, collectively, all intellectual property and proprietary rights in any jurisdiction throughout the world, including: (i) Copyrights, (ii) Domain Names, (iii) Patents, (iv) Trademarks, (v) Know-How and trade secrets, (vi) rights in Software, (vii) privacy rights and data protection rights, and rights of publicity and (viii) and any other similar type of proprietary intellectual property rights.

“Know-How” means unpublished inventions (whether patentable or not), industrial designs, discoveries, concepts, invention disclosures, improvements, ideas, designs, models, formulae, recipes, patterns, compilations, data collections, diagrams, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, instructions, configurations, prototypes, samples, compositions, instructions, specifications, technology, trade secrets, confidential information, proprietary information, customer lists, Personal Information and technical information.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule.

“Leased Real Property” shall have the meaning set forth in Section 3.15(a)(ii).

“Lenders” shall have the meaning set forth in Section 4.07.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge (legal or equitable, fixed or floating), security interest, encumbrance or other similar adverse claim of any kind in respect of such property or asset.

“Management Board” shall have the meaning set forth in the Recitals.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on the date of delivery by the Company of the Required Financial Information to Parent and ending prior to the Acceptance Time; provided that, notwithstanding anything in this Agreement to the contrary, (a) to the extent the Marketing Period has not been completed on or prior to August 19, 2016, the Marketing Period shall not be deemed to have commenced prior to September 6, 2016, (b) the Marketing Period shall not be required to be consecutive to the extent it would include November 24, 2016 and November 25, 2016 (which dates shall not count for purposes of the fifteen (15) Business Day period), (c) to the extent the Marketing Period has not been completed on or prior to December 16, 2016, the Marketing Period shall not be deemed to have commenced prior to January 2, 2017 and (d) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained. If the Company shall in good faith reasonably believe that it has delivered the Required Financial Information, the Company may deliver to Parent written notice to that effect (stating when it believes it completed any such delivery), in which case the Company shall be deemed to have satisfied its requirements under this definition on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, in each case unless Parent in good faith reasonably believes that the Company has not delivered the Required Financial Information and, within two (2) Business Days after its receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which information is required to satisfy the Company’s requirements to provide the Required Financial Information for purposes of compliance with this definition only (in which case, the Company shall be deemed to have satisfied its requirements under this definition on the date such information required to satisfy the Company’s requirements to provide the Required Financial Information is delivered to Parent)).

“Material Contract” shall have the meaning set forth in Section 3.21(a).

“Minimum Condition” shall have the meaning set forth in Annex I.

“Minority Shareholders” means holders of Shares that were not tendered pursuant to the Offer or in any Subsequent Offering Period.

“Minority Exit Offering Period” means, following an announcement by Parent, Buyer or the Company that the Parties will effectuate an Asset Sale, an extension of the Subsequent Offering Period of at least seven (7) Business Days to permit the Minority Shareholders to tender Shares in exchange for a cash amount per Share equal to the Offer Consideration.

“Money Laundering Laws” shall have the meaning set forth in Section 3.13(g).

“Morgan Stanley” shall have the meaning set forth in Section 3.23.

“New Debt Commitment Letter” shall have the meaning set forth in Section 7.07(c).

“Note Payable” shall have the meaning set forth in Section 2.04(a)(iii).

“NYSE” means the New York Stock Exchange.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Commencement Date” shall have the meaning set forth in Section 2.01(a).

“Offer Conditions” shall have the meaning set forth in Section 2.01(b).

“Offer Consideration” shall have the meaning set forth in the Recitals.

“Offer Documents” shall have the meaning set forth in Section 2.01(e).

“Open Source Software” means Software or other subject matter that is distributed under an open source license such as (by way of example only) the GNU General Public License, GNU Lesser General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, any derivative of any of the foregoing licenses, or any other license approved as an open source license by the Open Source Initiative.

“Operating Rules” means the rules and regulations, procedures and requirements, and interpretations thereof, issued by the Card Associations, as amended from time to time, including any data security requirements.

“Order” means any judgment, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbitrator.

“Other Anticorruption Laws” shall have the meaning set forth in Section 3.13(c).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any Effect, which, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent or Buyer to consummate the Offer.

“Parent Related Parties” means, collectively, Parent, Buyer or any of their or their Affiliates’ respective, direct or indirect, former, current or future general or limited partners, shareholders, managers, members, directors, officers, employees, agents, advisors, other representatives or successors or assignees of any of the foregoing.

“Parent Termination Fee” shall have the meaning set forth in Section 8.03(b).

“Parties” means Parent, Buyer and the Company.

“Patents” means (i) all national, regional and international patents, patent applications (including provisional patent applications), patent disclosures and invention disclosures, (ii) all patent applications filed either from the foregoing or from an application claiming priority from any of the foregoing, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, substitutions, and continued prosecution applications, (iii) any and all patents that have issued or in the future issue from the foregoing patent applications ((i) and (ii)), including utility models, petty patents, innovation patents, industrial designs, design patents and certificates of invention and (iv) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any additions, renewals, extensions, patent term extensions, supplementary protection certificates and the like) and foreign counterparts of the foregoing patents or patent applications ((i), (ii) and (iii)).

“PCI Standards” means, collectively, (i) the Payment Card Industry Data Security Standard (PCI DSS), issued by the Payment Card Industry Security Standards Council, in effect on the date of this Agreement and (ii) any additional standards that may be issued by the PCI Security Standards Council or its successors, as the same may be supplemented, revised or replaced from time to time.

“Permitted Liens” means: (i) statutory Liens for current Taxes or other governmental payments that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iii) statutory Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts incurred in the ordinary course of business and not yet due and payable and (iv) non-exclusive licenses of Company Owned Intellectual Property granted in the ordinary course of business consistent with past practice.

“Person” means an individual, corporation, partnership, limited liability company, association, unincorporated association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means, collectively, any information or data that can be used, directly or indirectly, alone or in combination with other information possessed or controlled by the Company, to identify an individual and any other information or data pertaining to any individual (including name, address, telephone number, email address, photograph, credit or payment card information, bank account number, financial data or account information, password combinations, customer account number, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, and mental or physical health or medical information) or that is otherwise governed, regulated or protected by one or more Information Privacy and Security Laws or the PCI Standards.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application for registration or registration issued, filed with, or recorded by any Governmental Authority.

“Remuneration Committee” means the Remuneration Committee of the Supervisory Board.

“Reorganization” shall have the meaning set forth in Section 2.07.

“Representatives” means, with respect to Parent or the Company or any of their respective Subsidiaries, directors, officers, employees, financial advisors, legal counsel, financing sources, accountants or other advisors, agents or representatives.

“Required Financial Information” means (i) audited consolidated balance sheets and related statements of income, shareholders’ equity and cash flows related to the Company for the three (3) most recently completed fiscal years ended at least ninety (90) days before the Acceptance Time and (ii) unaudited consolidated balance sheets and related unaudited statements of income, shareholders’ equity and cash flows related to the Company, for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least forty-five (45) days before the Acceptance Time.

“Sanctions Laws and Regulations” means (i) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, or the Syria Accountability and Lebanese Sovereignty Act or regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control law or regulation applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time (ii) any U.S. sanctions related to or administered by the U.S. Department of State and (iii) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury, the European Union or other relevant sanctions authority.

“Sanctions Target” means: (i) any country or territory that is the subject of country-wide or territory-wide sanctions, including, as of the date of this Agreement, Iran, Cuba, Syria, Sudan, the Crimea region of Ukraine, and North Korea; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (iii) a Person that is located in or organized under the laws of a country or territory that is identified as the subject of country-wide or territory-wide Sanctions Laws and Regulations; or (iv) a Person owned or controlled by a Person identified in clause (ii) or clause (iii) above.

“Schedule TO” shall have the meaning set forth in Section 2.01(e).

“Schedule 14D-9” shall have the meaning set forth in Section 2.02(b).

“SEC” means the United States Securities and Exchange Commission.

“Second Step Distribution” shall have the meaning set forth in Section 2.04(a)(vi).

“Shares” shall have the meaning set forth in the Recitals.

“Software” means (i) software of any type, including as may be embodied in computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in Source Code or object code form and (ii) data, collections of data and databases and compilations, whether machine readable or otherwise.

“Source Code” means one or more statements in human readable form relating to Software and other source code, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language, together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures, and other information that describe the foregoing.

“Standard Inbound IP Agreements” means: (i) non-disclosure agreements granting a limited right to use confidential information entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice (each, a “Standard NDA”),

(ii) non-exclusive trademark licenses granted to the Company or any of its Subsidiaries, (iii) “shrink wrap”, “click wrap”, and other non-exclusive license agreements for off-the-shelf or commercially-available unmodified software or for application service provider, “software as a service”, cloud or similar services, in each case, that is not redistributed with, bundled with, or integrated into the Company Products and for which the Company has paid no more than Thirty Thousand Dollars ($30,000) annually and (iv) licenses of Open Source Software.

“Standard NDA” has the meaning set forth in the definition of “Standard Inbound IP Agreements”.

“Standard Outbound IP Agreements” means: (i) Standard NDAs, (ii) non-exclusive licenses, sales or services agreements for Company Products, in each case, granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice and either (A) substantially on the Company’s or a Subsidiary’s standard form(s) of customer agreement (copies of which have been made available to Buyer) or (B) on terms and conditions that do not materially deviate from such form(s) and (iii) agreements under which the Company or any of its Subsidiaries grant a non-exclusive license to a Third Party to distribute, resell or solicit customers of Company Products in the ordinary course of business consistent with past practice and either (A) substantially on the Company’s or a Subsidiary’s standard form(s) of customer agreement (copies of which have been made available to Buyer) or (B) on terms and conditions that do not materially deviate from such form(s).

“Subsequent Offering Period” shall have the meaning set forth in Section 2.01(d).

“Subsidiary” means, with respect to any Person, any entity of which (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries, (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person, or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal that did not result from a breach of Section 5.03(a) or any material breach of any other provision of this Agreement, which the Boards determine in good faith (after consultation with their outside legal counsel and an independent financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including financing, shareholder litigation and breakup fee and expense reimbursement provisions) and the Person making the proposal, (i) is more beneficial to the Company, its business and strategy and its shareholders, employees and other stakeholders, taken as a whole, than the Transactions, (ii) is reasonably likely to be consummated on the terms proposed, (iii) to the extent third-party financing is required, such financing is then fully committed on customary terms and conditions and (iv) is on terms that are superior, from a financial point of view, to the Transactions; provided, however, that for purposes of this definition of “Superior Proposal,” the term “Alternative Transaction” (as used in the definition of “Alternative Transaction Proposal”) shall have the meaning assigned to such term herein, except that the reference to “twenty percent (20%) or more of the assets and properties (based on fair market value) of the Company and its

Subsidiaries, taken as a whole” shall be deemed to be a reference to “all or substantially all of the assets and properties (based on fair market value) of the Company and its Subsidiaries, taken as a whole” and the reference to “twenty percent (20%) or more of any class of equity securities” shall be deemed to be a reference to “fifty percent (50%) or more of its total voting power.”

“Supervisory Board” shall have the meaning set forth in the Recitals.

“Tax” or “Taxes” means all forms of taxes and similar levies, duties, charges, surcharges, imposts and withholdings of any nature whatsoever, including income tax, corporation tax, franchise taxes, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, compensation, unemployment, transfer, sales and use taxes, occupation, customs duties, severance, payroll, ad valorem, residential property tax, wealth tax, value added tax, withholding tax, customs and other import and export duties, excise duties, stamp duty, capital duty, social insurance, social welfare or other similar contributions and other amounts corresponding thereto imposed by any Governmental Authority (a “Taxing Authority”) and all penalties, charges, costs and interest relating thereto and shall include any transferee or successor liability in respect in any and all of the above.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with or supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tender Agreements” shall have the meaning set forth in the Recitals.

“Terminated Plans” shall have the meaning set forth in Section 6.02(c).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trademark” means any trademark, trade dress, brand mark, service mark, trade name, brand name, product configuration, logo, business symbol, certification mark, trade style, slogan, tagline, product name, corporate name, rights with respect to social media accounts or other source identifier, whether or not registered, and registrations and applications for registration for each of the foregoing, including renewals, and any translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill associated therewith and symbolized thereby.

“Transactions” shall have the meaning set forth in Section 3.01(b).

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed to or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “$” refer to U.S. dollars and references to “€” refer to Euros.

ARTICLE 2

THE OFFER

Section 2.01. The Offer.

(a) Provided that nothing shall have occurred that would give rise to a right to terminate this Agreement pursuant to Article 8, as promptly as reasonably practicable after the date of this Agreement, but in no event later than fifteen (15) Business Days following the date of this Agreement, Buyer shall (and Parent shall cause Buyer to) commence (within the meaning of Rule 14d-2 promulgated under the 1934 Act) the Offer. The date on which Buyer commences the Offer is referred to as the “Offer Commencement Date”.

(b) In accordance with the terms and conditions of this Agreement, and subject to the satisfaction or waiver by Buyer (to the extent such waiver is permitted by Applicable Law) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), Buyer shall (and Parent shall cause Buyer to), at or as promptly as practicable following the Expiration Time (but in any event, within three (3) Business Days thereof), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, at or as promptly as practicable following the Acceptance Time (but in any event within three (3) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) thereafter), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Closing” and, the date on which the Closing occurs, the “Closing Date”).

(c) Buyer expressly reserves the right at any time to, at its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of the Company, Buyer shall not:

(i) waive or change the Minimum Condition;

(ii) decrease the Offer Consideration;

(iii) change the form of consideration to be paid in the Offer;

(iv) decrease the number of Shares sought in the Offer;

(v) extend or otherwise change the Expiration Time except as otherwise provided in this Agreement; or

(vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

(d) Unless extended as provided in this Agreement, the Offer shall expire at 12:00 midnight (New York City time) (i.e., one minute after 11:59 p.m. (New York City time)) on the date that is the later of (i) twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) after the Offer Commencement Date and (ii) such date that is six (6) Business Days after the date of the EGM (such time, the “Initial Expiration Time” or such time and any subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Time”). Subject to the provisions of Article 8, if any of the Offer Conditions is not satisfied or waived by Buyer at the Initial Expiration Time or at any then-scheduled Expiration Time, Buyer shall (and Parent shall cause Buyer to) extend the Offer (the length of such extension period to be determined by Parent or Buyer, subject to clauses (i) through (iii) below) from time to time until such Offer Condition or Offer Conditions are satisfied or waived by Buyer; provided that (i) Buyer shall not be required to extend the Offer beyond the End Date, (ii) no such individual extension of the Offer shall be for a period of more than ten (10) Business Days, and (iii) Buyer shall not be required to extend the Offer at any time that Parent or Buyer is permitted to terminate this Agreement. Buyer shall (A) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NYSE applicable to the Offer or as may be required by any other Governmental Authority, and (B) if the Marketing Period has not ended on the last Business Day prior to the expiration of the Offer, extend the Offer until the earliest to occur of (1) any Business Day before or during the Marketing Period as may be specified by Parent or Buyer on no less than two (2) Business Days’ prior notice to the Company, and (2) the first (1st) Business Day after the final day of the Marketing Period; provided, that Buyer shall not be required to extend the Offer to a date later than the End Date. Notwithstanding anything in this Agreement to the contrary, at the Initial Expiration Time or the then-scheduled Expiration Time, Buyer may extend the Offer for up to ten (10) Business Days from the day the Marketing Period will otherwise end. Following expiration of the Offer, Buyer shall (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the 1934 Act of not less than ten (10) Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the 1934 Act). The Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to this Section 2.01) unless this Agreement is validly terminated pursuant to Section 8.01. If this Agreement is validly terminated pursuant to Section 8.01, Buyer shall promptly (and in any event within twenty-four (24) hours following such termination) terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated by Buyer prior to the acceptance for payment and payment for Shares tendered pursuant to the Offer, Buyer shall promptly return, and shall cause any depositary acting on behalf of Buyer to return, in accordance with Applicable Law, all tendered Shares to the registered holders thereof. Nothing in this Section 2.01(d) shall affect any termination rights under Article 8.

(e) As soon as practicable on the Offer Commencement Date, Parent and Buyer shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable United States federal securities laws and any other Applicable Law. The Company shall promptly furnish to Parent and Buyer all information concerning the Company required by the 1934 Act to be set forth in the Offer Documents. Each of Parent, Buyer and the Company agrees promptly to correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Buyer shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Buyer shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Buyer shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent, Buyer or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Buyer to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Buyer or their counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is permitted by the SEC or other Governmental Authorities.

Section 2.02. Company Action.

(a) The Company hereby approves and consents to the Offer and the other Transactions (other than approval of Independent Directors required by Section 2.07) and the Tender Agreements. The Company shall promptly (and in any event within three (3) Business Days prior to the Offer Commencement Date) furnish Parent with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings, computer files in the Company’s possession or control regarding the beneficial owners of Shares, in each case, true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Notwithstanding the foregoing, the Company shall not be required to provide such information to the extent the Company is prohibited from providing such information by the terms of its Articles of Association and/or by Applicable Law. In the event that the Company is so prohibited from providing such information, it shall (A) request permission from the applicable shareholders to provide such information to Parent and Buyer and/or (B) if the information requested is not received at least three (3) Business Days prior to the Offer Commencement Date, the Company shall deliver to such shareholders all information that would otherwise be required to be provided by Buyer and Parent to such shareholders of the Company in connection with the Offer, and, notwithstanding this Article 2, Buyer and Parent shall not have any obligation to deliver such information to such shareholders under this Agreement.

(b) As soon as practicable after the Offer Commencement Date (and in any event within ten (10) Business Days of the date the Offer Documents are filed with the SEC), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities laws and any other Applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.03(e), shall reflect the Company Recommendation. Parent and Buyer shall promptly furnish to the Company all information concerning Parent and Buyer required by the 1934 Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Buyer agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law. Parent, Buyer and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Buyer and their counsel. The Company shall provide Parent, Buyer and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is permitted by the SEC or other Governmental Authorities.

Section 2.03. Outstanding Equity Awards.

(a) At the Acceptance Time, each option to purchase Shares granted under any Company Plan, whether vested or unvested, that is outstanding as of immediately prior to the Acceptance Time (each, a “Company Option”) shall be cancelled and extinguished without any further action on the part of Buyer, the Company, or any holder of a Company Option or any other Person. To the extent that a Company Option is vested as of the Acceptance Time (as determined in accordance with the terms of the Company Equity Plan and agreement evidencing such awards as in effect on the date of this Agreement, including, without limitation, any vesting acceleration provisions) and has an exercise price per Share that is less than the Offer Consideration, at the Acceptance Time, such vested Company Option shall be converted into the right to receive a cash payment from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Company Option multiplied by (ii) the number of vested Shares subject to such Company Option. No interest shall be paid or accrued on any cash payable pursuant to this Section 2.03(a) with respect to any vested Company Option (or, as described below, with respect to any Company Option with vesting acceleration which is triggered following the Acceptance Time). A Company Option which is unvested as of the Acceptance Time or has an exercise price per Share that is equal to or greater than the Offer Consideration shall be cancelled without any cash or other consideration being paid or provided therefor; provided, however, that if, as of the date of this Agreement, a Company Option set forth on Section 2.03(a) of the Company Disclosure Schedule contains a “double trigger” vesting acceleration provision that can be triggered following the Acceptance Time upon a qualifying event or termination of employment, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration in accordance with the existing rights of such holder of such Company Option, Parent shall, within thirty (30) days after the date of the qualifying event or termination triggering the vesting acceleration, provide the holder of such Company Option with a payment (less applicable withholdings) equal to the product of (i) the excess, if any, of the Offer Consideration over the applicable per Share exercise price of such Company Option multiplied by (ii) the number of Shares subject to such Company Option that would have vested had the Company Option been outstanding on the date of the event triggering the vesting acceleration right with respect to such Company Option.

(b) At the Acceptance Time, and without any further action on the part of Buyer, the Company, or any holder of any Company PSU or Company RSU or any other Person, each Company PSU or Company RSU which is vested as of the Acceptance Time (as determined in accordance with the terms of the Company Equity Plan and agreement evidencing such awards as in effect on the date of this Agreement, including, without limitation, any vesting acceleration provisions) shall no longer be outstanding and shall automatically be cancelled and converted into the right to receive an amount in cash from Parent at the Acceptance Time (less applicable withholdings) equal to the product of (i) the Offer Consideration multiplied by (ii) the number of vested Shares subject to such Company PSU or Company RSU. Any Company PSU or Company RSU which is unvested as of the Acceptance Time shall be cancelled without any cash or other consideration being paid or provided therefor; provided, however, that if, as of the date of this Agreement, a Company PSU or Company RSU set forth on Section 2.03(b) of the Company Disclosure Schedule contains a “double trigger” vesting acceleration provision that can be triggered following the Acceptance Time upon a qualifying event or termination of employment, then upon the satisfaction of all of the conditions otherwise necessary for such vesting acceleration in accordance with the existing rights of such holder of such Company PSU or Company RSU, Parent shall, within thirty (30) days after the date of the qualifying event or termination triggering the vesting acceleration, provide the holder of such Company PSU or Company RSU with a payment (less applicable withholdings) equal to the product of (i) the Offer Consideration multiplied by (ii) the number of Shares subject to such Company PSU or Company RSU that would have vested had the Company PSU or Company RSU been outstanding on the date of the event triggering the vesting acceleration right with respect to such Company PSU or Company RSU. As of the Acceptance Time, each holder of a Company PSU or Company RSU shall cease to have any rights with respect thereto, except pursuant to this Section 2.03(b). No interest shall be paid or accrued on any cash payable pursuant to this Section 2.03(b) with respect to any vested Company PSU or Company RSU (or any Company PSU or Company RSU with “double trigger” vesting acceleration which is triggered following the Acceptance Time).

(c) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Acceptance Time, the Company, the Boards and the Remuneration Committee, as applicable, shall (i) adopt any resolutions and amendments and (ii) obtain any consents or acknowledgements from the holders of any Company Equity Awards, that may be necessary (or reasonably requested by Parent) to effectuate the provisions of this Section 2.03, in each case, in form and substance reasonably satisfactory to Parent, and shall take all such other actions, without incurring any liabilities in connection therewith, as Parent may reasonably deem to be necessary or required to give effect to the transactions contemplated by this Section 2.03. The Company shall take all steps necessary to provide that the Company Equity Plan (as well as any outstanding awards thereunder, except to the extent preserved under this Section 2.03) shall be terminated effective as of the Acceptance Time and to ensure that from and after the Acceptance Time, the Company will not be required to deliver Shares or other shares in the share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards after the Acceptance Time. For the avoidance of doubt, the Boards and the Remuneration Committee will not exercise any discretion or take other actions to accelerate the vesting of any Company Equity Award following the date of this Agreement unless consented to in advance in writing by Parent.

Section 2.04. Extraordinary General Meeting.

(a) As promptly as practicable following the date of this Agreement and in any event no later than five (5) Business Days following such date, the Company shall duly call and give notice to an extraordinary general meeting of shareholders (the “EGM”) and, as promptly as practicable following the date of this Agreement taking into account a notice period of at least thirty-eight (38) days, the Company shall hold the EGM, to:

(i) provide information regarding the Offer;

(ii) adopt a resolution effective upon the Acceptance Time to (A) provide discharge to all of the existing members of the Management Board and Mr. J. Little (former member of the Management Board) and all of the existing members of the Supervisory Board and (B) subject to Section 2.04(f) and Section 2.05, appoint such new members to the Boards as designated by Buyer, upon the binding nomination of the Supervisory Board, to replace the resigning members of the Boards;

(iii) adopt a resolution to approve the sale by the Company, conditional upon the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) falling within the Asset Sale Range, of all of the assets to, including any Tax attributes to the extent transferable, and assumption of all liabilities of the Company (except for certain assets and liabilities set forth in the Asset Sale Agreement) by, Buyer and/or one or more of its designees for aggregate consideration of (A) cash and a note payable (the “Note Payable”) from Buyer or one or more of its designees in an aggregate principal amount equal to the Offer Consideration multiplied by the total number of outstanding Shares as of the Closing (and in the case of the Note Payable, it shall be prepayable without penalty or premium but shall require Buyer to pay to the Company, on or promptly following the completion of the Subsequent Offering Period and the Minority Exit Offering Period) and (B) the assumption by Buyer and/or its designees of liabilities and obligations of the Company as set forth in Asset Sale Agreement (the transaction described in this clause (iii), the “Asset Sale”);

(iv) (A) adopt a resolution to, subject to the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) falling within the Asset Sale Range, amend the articles of association of the Company for the purpose of, among other things, permitting the appointment by the general meeting of the Company of a liquidator, including the authorization of all members of the Management Board and any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute such deed of amendment of the articles of association of the Company and (B) adopt a resolution to, subject to (1) the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) falling within the Asset Sale Range, (2) the amendment of the articles of association referred to under Section 2.04(a)(iv)(A) and (3) completion of the Asset Sale, appoint as liquidator Stichting Vereffening AVG Technologies, a foundation (stichting) to be incorporated under Dutch law. The board of the foundation will initially consist of one (1) member designated by Buyer and two (2) members designated by the Company ultimately five (5) Business Days before the EGM. The Parties will designate one or more professional liquidator(s) (natural person(s) or a professional liquidator service provider) as member(s) of the board of the liquidator, under supervision of the Supervisory Board, including the Independent Directors whose affirmative vote will be required for the appointment and dismissal of such board members. The Parties will use their best efforts to designate such professional liquidator (service provider) to replace the initial board members as soon as possible after the EGM and timely reach agreement with such service provider so that the professional liquidator (service provider) is appointed prior to the contemplated Second Step Distribution;

(v) adopt a resolution to, subject to (A) delisting of the Shares from the NYSE, (B) the Asset Sale not being pursued, and (C) the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) representing at least eighty percent (80%) of the outstanding Shares, (1) convert the Company from a public limited liability company (naamloze vennootschap) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), and (2) amend the Company’s articles of association in connection with the matters described in clause (1), including the authorization of all members of the Management Board and any and all lawyers and paralegals practicing with De Brauw Blackstone Westbroek N.V. to execute such deed of amendment of the articles of association of the Company; and

(vi) adopt a resolution to, subject to (A) the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) falling within the Asset Sale Range, (B) the deed of amendment of the articles of association effecting the changes referred to under Section 2.04(a)(iv)(A) having been executed and (C) completion of the Asset Sale, dissolve the Company (resulting in a liquidation) and approve that the proceeds of such sale will be distributed by means of a liquidation distribution (which may be an advance distribution) (the “Second Step Distribution”) to the shareholders of the Company such that each holder of Shares that were not tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) shall receive cash in an amount equal to the Offer Consideration multiplied by the number of Shares then held by such holder (without interest, less any applicable withholding Taxes).

(b) Promptly after the date of this Agreement, the Company shall prepare appropriate materials for the EGM (together with any amendments and supplements thereto and any other documents required, the “EGM Materials”) relating to the matters set forth in Section 2.04(a). Subject to Section 5.03(e), the Company shall include the Company Recommendation in the EGM Materials. Parent and Buyer shall promptly furnish to the Company all information concerning Parent and Buyer required to be set forth in the EGM Materials. The Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on the EGM Materials each time prior to dissemination to the shareholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent, Buyer and their counsel, to the extent permitted under Applicable Law, with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with Governmental Authorities to the extent such participation is permitted by the applicable Governmental Authority.

(c) The Company shall consult with Parent regarding the date of the EGM and, unless this Agreement is terminated in accordance with Article 8, shall not cancel the EGM without the prior written consent of Parent; provided that the Company may, following reasonable consultation with Parent, cancel the EGM to the extent reasonably necessary to ensure that any supplement or amendment to EGM Materials that the Boards, after consultation with outside counsel, reasonably determine is necessary to comply with Applicable Law, is made available to the Company’s shareholders in advance of the EGM. In the event the EGM is cancelled pursuant to the foregoing proviso, the Company shall duly call, give notice of, and hold the EGM as soon as practicable following the date of such cancellation.

(d) The Company shall ensure that the EGM is called, noticed, convened, held and conducted, in compliance in all material respects with all Applicable Law. The adoption of the matters set forth in Section 2.04(a) shall be the only matters which the Company shall propose to be acted on by the shareholders of the Company at the EGM, unless otherwise reasonably proposed by the Company and approved in writing by Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(e) Without limiting the generality of the foregoing, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this Section 2.04, in each case, shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Transaction Proposal (whether or not a Superior Proposal); provided, that the Company shall be permitted to cancel the EGM after an Adverse Recommendation Change in accordance with Section 5.03(e). Unless this Agreement is terminated in accordance with Article 8, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Alternative Transaction Proposal (whether or not a Superior Proposal) prior to the vote of the shareholders of the Company with respect to the matters set forth in this Section 2.04.

(f) In connection with the Asset Sale and the Second Step Distribution, Parent and Buyer shall provide a guarantee, in a form and substance reasonable and customary in The Netherlands, to the liquidator as to any deficit in the estate of the Company, so as to enable the liquidator to pay the Offer Consideration (in the case of the Offer Consideration, without interest, less any applicable withholding Taxes with respect to the Offer Consideration) by means of an advance liquidation distribution to holders of Shares that were not tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period). The approval of the Company’s shareholders at the EGM of the Asset Sale (the “Asset Sale Approval”) will be conditional upon the number of Shares tendered pursuant to the Offer (including during the Subsequent Offering Period and during the Minority Exit Offering Period) falling within the Asset Sale Range. At the EGM, the Company shall use its reasonable best efforts to secure the approvals set forth in Section 2.04(a).

Section 2.05. Directors. As soon as practicable after the date of this Agreement, and no later than two (2) Business Days prior to the convocation of the EGM, Buyer shall designate in writing to the Company the new members for the Boards for purposes of Section 2.04(a)(ii) (the “Buyer Directors”). For the avoidance of doubt, no fewer than two (2) of the current directors of the Company (the “Independent Directors”), to be Jan G. Haars and Colin Tenwick or as otherwise mutually agreed upon by Buyer and the Company, shall remain on the Supervisory Board until the earlier of (a) such time after the Closing as Buyer owns one hundred percent (100%) of the outstanding Shares and (b) the date the liquidation of the Company shall have been duly completed. The Company shall promptly take all actions and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as any Applicable Law may require in order to fulfill its obligations under Section 2.04. The Company shall take any and all other actions necessary to appoint the Buyer Directors to the Boards effective as of the Acceptance Time, and shall take all actions reasonably requested by Parent or Buyer in furtherance thereof. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by any such Applicable Laws. In addition to the discharge contemplated by Section 2.04(a)(ii), Parent and Buyer shall cause all directors of the Boards of the Company who were in office during the fiscal year 2016 to be finally discharged for their performance at the first annual general meeting of the Company held after the Closing for their acts of management or supervision, as applicable, as appears from the books and records of the Company, provided that Parent and Buyer shall not be required to cause the discharge of any director for acts for which serious blame can be attributed to him or her (een ernstig verwijt kan worden gemaakt). The affirmative vote of the Independent Directors will be required for approving (a) any restructuring which could reasonably be expected to lead to a dilution of the shareholdings of the Minority Shareholders, other than (i) pursuant to a rights issue by the Company or any other share issue where the Minority Shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company (voorkeursrecht), (ii) the Asset Sale and Second Step Distribution pursuant to the Asset Sale Agreement or (iii) the Compulsory Acquisition and (b) any other form of unequal treatment which prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the Minority Shareholders, other than (i) the Asset Sale and Second Step Distribution pursuant to the Asset Sale Agreement or (ii) the Compulsory Acquisition.

Section 2.06. Further Actions. If requested by Parent, the Company and Buyer shall take as of the date of this Agreement or as soon thereafter as is reasonably practicable, the following actions to the extent reasonably necessary or desirable to accomplish the Asset Sale, the Second Step Distribution and/or the Reorganization: (a) in the case of the Company, (i) the convening of the necessary meetings of the Company’s general meeting and the Boards (including the EGM referenced in Section 2.04) and (ii) the consideration, adoption and approval of resolutions by the Boards for the purpose of the Reorganization and the consideration, adoption and approval of any Board resolutions (the “Approval of the Boards”) necessary or desirable to (A) convene the EGM referenced in Section 2.04 and (B) approve (1) the Asset Sale, (2) the Second Step Distribution and (3) the liquidation and dissolution of the Company, in each case as set forth in Section 2.04, subject to Section 2.07; and (b) in the case of Buyer and the Company, the execution of any and all reasonably requested documents, agreements or deeds that are necessary or desirable to effectuate the Reorganization and/or the Asset Sale and the Second Step Distribution and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

Section 2.07. Reorganization. As promptly as practicable following the closing of the Subsequent Offering Period and the Minority Exit Offering Period, Buyer may effectuate a corporate reorganization (the “Reorganization”) of the Company and its Subsidiaries, which may include, (a) if permissible under Applicable Law, the commencement by Buyer of the Compulsory Acquisition or (b) unless Buyer can commence the Compulsory Acquisition, the Asset Sale and the Second Step Distribution in accordance with this Section 2.07, which may include, at Parent’s request, the amendment of the Articles of Association of the Company to permit the creation, among other things, of separate classes of shares in order to effect the foregoing, in each case of clauses (a) and (b), which may be accompanied by the termination of the listing of the Shares on the NYSE and the deregistration of the Company under the 1934 Act and the cessation of the Company’s reporting obligations thereunder. If (i) the Asset Sale Approval has been obtained, (ii) the Subsequent Offering Period and the Minority Exit Offering Period, has expired and (iii) the number of Shares validly tendered in accordance with the terms of the Offer (including in the Subsequent Offering Period and the Minority Exit Offering Period) and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer), together with the Shares then owned by Parent and/or Buyer or their respective Subsidiaries, represents less than ninety-five percent (95%) but at least eighty percent (80%) of the outstanding Shares (the “Asset Sale Range”), then Parent and Buyer may require the Company to enter into the Asset Sale Agreement (together with all amendments reasonably agreed between the Parties, the “Asset Sale Documentation”) and, subject to the conditions of this Section 2.07 and the Asset Sale Documentation, the Parties shall promptly implement the Asset Sale and Second Step Distribution and take the steps and complete the actions and transactions set forth in the Asset Sale Documentation. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Section 2.07, the Reorganization, if completed, shall be conducted in accordance with Applicable Law and shall result in all Minority Shareholders being offered or receiving in the Reorganization for each Share then held cash in an amount equal to the Offer Consideration (in the case of Offer Consideration, without interest, less applicable withholding Taxes with respect to the

Offer Consideration), as soon as reasonably possible after the Acceptance Time, unless the Compulsory Acquisition is commenced by Buyer, in which case the amount received for each Share not tendered pursuant to the Offer (including during the Subsequent Offering Period and the Minority Exit Offering Period) shall be determined by the Dutch enterprise chamber. If Parent determines it is not reasonably practicable (which shall be deemed to include adverse tax consequences) to effectuate a Reorganization of the type described in clauses (a) or (b) of the first sentence of this Section 2.07, it will use reasonable best efforts to effectuate a Reorganization in a different manner with the prior approval of the Independent Directors, subject to the immediately foregoing sentence.

Section 2.08. Certain Adjustments. Without limiting the other provisions of this Agreement, in the event that, during the period between the date of this Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall be changed into a different number of shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided that, in any case, nothing in this Section 2.08 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.09. Withholding. Notwithstanding anything to the contrary in this Agreement, each of Parent, Buyer and the Company shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Parent, Buyer, the Company or any of their Affiliates may be required to deduct and withhold with respect to any such deliveries and payments under Applicable Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Authority by Parent, Buyer, the Company or any of their Affiliates, as the case may be, they shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in any Company SEC Document filed or furnished on or after January 1, 2014 and publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), or (b) set forth in writing in the applicable section, or in another section of the Company Disclosure Schedule to the extent that it is readily apparent on the face of such disclosure that such disclosure is applicable to such section, of the Company Disclosure Schedule delivered by the Company to Parent and Buyer, the Company represents and warrants to Parent and Buyer as follows:

Section 3.01. Corporate Existence and Power.

(a) The Company is duly organized and validly existing under the laws of The Netherlands and has all corporate powers and all governmental licenses, authorizations, permits,

consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has provided to Parent true and complete copies of its articles of association and bylaws as in effect as of the date of this Agreement, and as of the date of this Agreement, such articles of association and bylaws are in full force and effect.

(b) The Company has made available to Parent true and complete (except with respect to any minutes redacted with respect to information relating to the transactions contemplated by this Agreement (the “Transactions”) and other proprietary business development activities or other confidential information related to third parties in connection with business development activities of the Company or its Subsidiaries or the process conducted by the Company related to or resulting in the Transactions) copies of the minutes of all meetings of the Supervisory Board since January 1, 2013 through the date of this Agreement and the organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement. As of the date of this Agreement, the Company’s Subsidiaries’ articles of association, bylaws and other charter and organization documents made available to Parent are in full force and effect.

Section 3.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a valid and binding agreement of the Company, subject to any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law affecting creditors’ rights generally and general principles of equity (the “Enforceability Exceptions”). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, including the Offer, the Asset Sale and the Second Step Distribution, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, except for the approvals to be sought at the EGM as described in Section 2.04(a), no shareholder votes are necessary to authorize this Agreement or to consummate the Transactions.

(b) At a meeting duly called and held, the Boards have unanimously (i) determined that this Agreement and the Transactions are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved this Agreement and the Transactions and (iii) resolved, on the terms and subject to the conditions set forth in the Agreement, including Section 5.03(e), to support the Offer and the other Transactions and to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the matters set forth in Section 2.04(a) (such recommendation, the “Company Recommendation”).

Section 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than (a) the filing of appropriate documents with the relevant authorities of the jurisdictions in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws analogous to the HSR Act existing in jurisdictions outside of the United States, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (d) compliance with the rules and regulations of the NYSE, (e) the submission of a joint voluntary notice of the Transactions to CFIUS as well as any requested supplemental information pursuant to 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170, as amended by the Foreign Investment and Security Act of 2007 (“FINSA”) and receipt of the CFIUS Approval and (f) any Actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of association of the Company, (b) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or any rules or regulations of NYSE in any material respect, (c) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any agreement binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05. Capitalization.

(a) The authorized share capital of the Company consists of 240,000,000 shares, and is divided into classes of 120,000,000 Shares and 120,000,000 preference shares (“Preference Shares”) having a nominal value of €0.01 per Share. As of July 6, 2016, there were (i) 54,763,151 issued Shares and 50,632,313 outstanding Shares, (ii) 4,130,838 treasury shares, (iii) no outstanding Preference Shares, (iv) Company Options to purchase an aggregate of 3,043,406 Shares, (v) Company PSUs covering up to 1,731,149 Shares, (vi) Company RSUs covering up to 690,000 Shares and (vii) 6,724,000 Shares reserved for future issuance pursuant to the Company Equity Plan. Since such date through the date of this Agreement, the Company has not issued any securities (including derivative securities). All outstanding shares in the share capital of the Company have been duly authorized and validly issued and fully paid.

(b) Except as set forth in Section 3.05(a), as of the date of this Agreement, there are no issued (i) shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company, or other obligation of the Company to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any Company Securities, or give any Person a right to subscribe for or acquire any Company Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither the Company nor any of its Subsidiaries maintains an “employee stock purchase plan” within the meaning of Section 423 of the Code. Each grant of a Company Option or Company RSU was properly approved by the Supervisory Board and the Remuneration Committee in compliance in all material respects with Applicable Law and were validly issued.

(c) Section 3.05(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each outstanding Company Equity Award, including (i) the name of the Company Equity Award holder, (ii) the number of Shares underlying each Company Equity Award (including, with respect to each Company PSU, the target and maximum number of Shares underlying such Company PSU), (iii) the date on which the Company Equity Award was granted, (iv) the Company Plan under which the Company Equity Award was granted, (v) the number of Shares underlying each Company Equity Award that are vested and unvested as of the date of this Agreement (and any acceleration of vesting which may result from the consummation of the Transactions, either alone or in combination with another event), (vi) the exercise price of each Company Equity Award, if applicable, and (vii) the expiration date of each Company Equity Award, if applicable.

(d) None of the Shares or Company Securities are owned by any Subsidiary of the Company. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns directly or indirectly any equity interest in any Person, or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.06. Subsidiaries.

(a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding shares in the share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Subsidiary Securities, or give any Person a right to subscribe for or acquire any Company Subsidiary Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.07. SEC Filings.

(a) The Company has filed with or furnished to the SEC on a timely basis, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents.

(c) As of its filing date, each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.08. Financial Statements.

(a) The Company has made available to Parent copies of the consolidated, unaudited balance sheet of the Company and its Subsidiaries, together with the related unaudited statements of operations and cash flows as at and for the five -month period ended May 31, 2016 and the notes thereto (together with the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, the “Financial Statements”).

(b) The Financial Statements fairly present, and each Financial Statement filed subsequent to the date of this Agreement will fairly present, in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements). Each of the Financial Statements, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and any rules and regulations promulgated thereunder applicable to the Financial Statements.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company SEC Documents.

(d) The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.

Section 3.09. Internal Controls.

(a) The Company has established a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the 1934 Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There were no changes in the Company’s internal control over financial reporting since January 1, 2013 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting. Since January 1, 2013, none of the Company’s nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (i) any illegal act or fraud that involves the Company’s management or other Company Service Provider and that is material to the business of the Company and its Subsidiaries, taken as a whole, or (ii) any claim or allegation regarding any of the foregoing.

(b) The Company has established disclosure controls and procedures required by Rule 13a-15 or 15d-15 promulgated under the 1934 Act that are sufficient to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Supervisory Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the 1934 Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company that involves management or other Company Service Providers who have a significant role in the Company’s internal controls over financial reporting and that is material to the business of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of all formal reports regarding internal controls delivered by the Company’s independent auditors to the audit committee of the Supervisory Board since January 1, 2013.

Section 3.10. Disclosure Documents.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders in connection with the Transactions (the “Company Disclosure Documents”), including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and other Applicable Law governing the preparation, distribution or dissemination of such documents.

(b) The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.10 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent or Buyer or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 3.11. Absence of Certain Changes.

(a) From the Company Balance Sheet Date until the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date until the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a material breach of Section 5.01.

Section 3.12. No Undisclosed Material Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the Financial Statements or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2015 (other than any liability for any breaches of Contracts), (c) incurred under this Agreement or in connection with the Transactions, including the Offer, or (d) which, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether or not accrued, absolute, fixed or contingent or otherwise).

Section 3.13. Compliance with Laws; Regulatory Matters.

(a) The Company and each of its Subsidiaries are in compliance with, and since January 1, 2013 have been in compliance with, and to the knowledge of the Company, are not under investigation with respect to and have not been threatened to be charged with or given written notice of any violation of, any Applicable Law, except to the extent that any non-compliance, investigation or violation would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries hold all authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, Orders, registrations and clearances of any Governmental Authority necessary for the Company and each Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses in all respects as currently conducted (the “Company Permits”), except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries are and since January 1, 2013 have been in compliance with the terms of the Company Permits in all respects, and all of the Company Permits are valid and in full force and effect in all respects, except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no suspension, modification, revocation or cancellation of any of the Company Permits is to the knowledge of the Company pending or threatened, nor, to the knowledge of the Company, do reasonable grounds exist for any such action, except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(c) Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, since January 1, 2013, none of the Company or any of its Subsidiaries or any of their respective directors, officers, employees, representatives, distributors, consultants or agents acting directly for or on behalf of the Company or its Subsidiaries has, in the course of his, her or its actions (i) made, offered, promised, or authorized any illegal contributions, gifts, entertainment or payments of other expenses, in each case from corporate funds, related to political activity, (ii) unlawfully made, offered, promised, or authorized the giving of anything of value, or any direct or indirect unlawful payments to any foreign or domestic Government Official for the purpose of (A) influencing any act or decision of such person in their capacity as a Government Official, (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties, (C) securing any improper advantage or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority, in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage, (iii) made, offered, promised, or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature to any Government Official or (iv) violated any provision of the Foreign Corrupt Practices Act (the “FCPA”) the U.K. Bribery Act 2010 (the “Bribery Act”) or any other Applicable Laws, regulations or conventions to which the Company or any of its Subsidiaries is subject relating to corruption (governmental or commercial), bribery, money laundering, political contributions or gifts, entertainment, and gratuities, involving or to any Governmental Authority or any Government Official or commercial entity, including all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (collectively, “Other Anticorruption Laws”). Since January 1, 2013, none of the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any noncompliance with the FCPA, the Bribery Act or any Other Anticorruption Law. Neither the Company nor its Subsidiaries have received any written notice, request, or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.13(c).

(d) None of the Company’s directors or officers or, to the knowledge of the Company, employees, representatives, distributors, consultants or agents, acting directly for or on behalf of the Company, is currently a Sanctions Target or is located, organized or resident in a country or territory that is a Sanctions Target.

(e) At no time during the prior five (5) years has the Company, any of its Subsidiaries, or any of their directors or officers or, to the knowledge of the Company, employees, representatives, consultants or agents, acting directly for or on their behalf, violated applicable Sanctions Laws and Regulations.

(f) At no time during the prior five (5) years has the Company, any of its Subsidiaries, or any of their directors or officers, or, to the knowledge of the Company, employees, representatives, consultants or agents, knowingly engaged in any dealings or transactions with any person, or in any country or territory, that is a Sanctions Target, nor is the Company or any of its Subsidiaries currently engaged in any such activities.

(g) The operations of the Company and its Subsidiaries have been conducted at all times in compliance in all material respects with the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, and all money laundering-related laws of other jurisdictions where the Company and its Subsidiaries conduct business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”). No proceeding by or before any Governmental Authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, is threatened.

(h) The Company and its Subsidiaries have, to the extent required by Applicable Law, maintained, in all material respects, complete and accurate books and records concerning records of payments to any agents, distributors, consultants, representatives, third parties, and Government Officials in accordance with GAAP.

Section 3.14. Litigation. Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole: (a) there is no Action pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries or any property or assets of the Company or any of its Subsidiaries before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, (b) neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, Order, writ, injunction, decree or award of any Governmental Authority specifically imposed upon the Company or any of its Subsidiaries and (c) there are no internal investigations or internal inquiries that, since January 1, 2013, have been conducted by or at the direction of the Boards (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15. Properties.

(a) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and each of its Subsidiaries have good, valid, legal and beneficial title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all of their respective material real properties and tangible assets. All such material assets and real properties, other than assets and real properties in which the Company or any of its Subsidiaries has leasehold interests, are free and clear of all material Liens.

(ii) Section 3.15(a)(ii) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (A) a true and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”) and (B) amounts payable by the Company or any of its Subsidiaries related to each such Leased Real Property. No Person other than the Company or its Subsidiary or any authorized sublessee, as applicable, has any right (whether by lease, sublease, license or otherwise) to use or occupy all or any portion of the Leased Real Property.

(iii) the Company and its Subsidiaries have valid and existing interests in the Leased Real Property, and the Company and its Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property. The Leased Real Property constitutes all of the real property used by the Company and its Subsidiaries in the operation of the business of the Company and its Subsidiaries, and such Leased Real Property is sufficient in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority, landlord or authorized sublessee with respect to the lease, occupancy or use of the Leased Real Property that affects the rights of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and, to the knowledge of the Company, there are no such Actions threatened, affecting any portion of the Leased Real Property and neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding Order or of any pending Action, and, to the knowledge of the Company, there is no such Order or Action threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

(iv) Neither the Company nor any of its Subsidiaries has received written notice of any forfeiture or other similar termination proceedings affecting any Leased Real Property, and, to the knowledge of the Company, there are no such Actions, threatened in writing or pending that affect the Leased Real Property.

(b) Neither the Company nor any of its Subsidiaries has any material liability in respect of any estate or interest in real property whether arising as original tenant, assignee, guarantor or otherwise, other than in respect of the Leased Real Property.

(c) The rent and all other material sums due and payable in respect of the Leased Real Property have been paid up to date.

(d) Neither the Company nor any of its Subsidiaries has ever owned any real property.

Section 3.16. Intellectual Property.

(a) Schedule. Section 3.16(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of all Company Registered Intellectual Property. For each listed item, Section 3.16(a) of the Company Disclosure Schedule indicates, as applicable, (i) the owner(s) of such Company Registered Intellectual Property, (ii) the countries in which such Company Registered Intellectual Property is patented or registered or in which an application for same has been filed, (iii) the patent, registration or application number, (iv) the filing and issue dates thereof and (v), in the case of Domain Names included in such Company Registered Intellectual Property, the registrar therefor and expiration date thereof. To the Company’s knowledge, all Company Registered Intellectual Property that is Company Owned Intellectual Property is valid, enforceable and subsisting.

(b) Maintenance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all necessary registration, maintenance and renewal fees due as of the date of this Agreement in respect of Company Registered Intellectual Property have been made, (ii) all necessary documents, recordations and certificates in respect of Company Registered Intellectual Property have been filed with the relevant Governmental Authorities in the United States or other jurisdictions in which such Company Registered Intellectual Property is registered for the purposes of maintaining such Company Registered Intellectual Property and (iii) to the knowledge of the Company, all necessary registration, maintenance and renewal fees due as of the date of this Agreement in respect of any other Registered Intellectual Property exclusively licensed to the Company or its Subsidiaries have been made.

(c) Ownership. The Company or one of its Subsidiaries is the exclusive owner of each item of Company Registered Intellectual Property listed on Section 3.16(a) of the Company Disclosure Schedule and exclusively owns each other item of Company Owned Intellectual Property, in each case, free and clear of any Liens (other than Permitted Liens), has the valid and continuing right to use all other Intellectual Property used in or necessary for (i) the operation of their businesses in the manner in which such Intellectual Property is currently used in the operation of their businesses and (ii) the commercialization of all Company Products, and any such rights will not be adversely affected by the consummation of the Transactions.

(d) Noninfringement. (i) The Company and its Subsidiaries and the conduct of the business of the Company and its Subsidiaries (including the design, development, manufacture, use, import, sale, offer for sale, licensing and commercialization of Company Products) have not infringed on, misappropriated, diluted, or otherwise violated and do not infringe on, misappropriate, dilute or otherwise violate the Intellectual Property rights of any Person nor constituted unfair competition or trade practices under Applicable Laws; provided, however, with respect to Company Products that are in design or otherwise have not yet been made commercially available by Company, the foregoing representation is to the knowledge of the Company. (ii) To the knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated any Intellectual Property right owned (or purportedly owned) by or exclusively licensed (for any field, product use or geography) to the Company or any of its Subsidiaries. (iii) Except as set forth on Section 3.16(d) of the Company Disclosure Schedule, there are no Actions pending, or to the knowledge of the Company, threatened, by or against the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received (or issued) any written claims within the past three (3) years either (A) alleging the foregoing (i) or (ii), or (B) challenging the use, ownership, validity or enforceability of any Company Owned Intellectual Property.

(e) No Orders. Except as set forth on Section 3.16(e) of the Company Disclosure Schedule, none of the Intellectual Property owned (or purportedly owned) by the Company or any of its Subsidiaries and to the knowledge of the Company none of the Intellectual Property exclusively licensed (for any field, product use or geography) to the Company or any of its Subsidiaries is subject to any outstanding judgment, injunction, Order or decree restricting the use, transfer or licensing thereof by the Company or its Subsidiaries or adjudging such Intellectual Property invalid or unenforceable.

(f) Trade Secrets. Except as set forth on Section 3.16(f) of the Company Disclosure Schedule, the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned (or purportedly owned) by or otherwise material to the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof.

(g) Third Party Rights.

(i) Each Person (including all current or former Company Service Providers) who has had access to any Know-How, trade secrets or other confidential or proprietary information of the Company or any of its Subsidiaries (or of Third Parties that has been disclosed to the Company or any of its Subsidiaries under an obligation of confidentiality) or who are or were involved in the design, creation, conception, reduction to practice or development of Intellectual Property for the Company or any of its Subsidiaries has executed valid and enforceable written contracts pursuant to which such Person agrees to protect the confidentiality of any such Know-How, trade secrets or confidential or proprietary information. Each Person who is or was involved in the design, creation, conception, reduction to practice or development of Intellectual Property for the Company or one of its Subsidiaries has executed written contracts pursuant to which the Company or one of its Subsidiaries has obtained sole ownership of such Intellectual Property (whether by present assignment of all such Person’s right, title and interest therein or thereto or by all right, title and interest therein or thereto vesting in the Company or one of its Subsidiaries as matter of law (including as a “work made for hire” under U.S. copyright law)) and no further act, action or payment (including acceptance or payment of remuneration) by the Company or any of its Subsidiaries is required, desired, due or payable under Applicable Law to memorialize, validate, verify or effect such assignment or vesting.

(ii) Neither the Company nor any of its Subsidiaries has received any funding from or, to the knowledge of the Company, used any personnel, facilities or other resources of, any Governmental Authority, university, college or other educational institution, research center or similar Person in connection with the development or commercialization of any current or planned Company Product that could reasonably be expected to entitle said Person to ownership or compulsory license rights in or to any current or planned Company Product.

(iii) Except as set forth on Section 3.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(h) Consummation of Transaction. Neither this Agreement nor the consummation of the Transactions will result in: (i) the material breach, modification, cancellation, termination or suspension of any Material Contract relating to Intellectual Property to which the Company or any of its Subsidiaries is a party; (ii) the Company (or any of its Subsidiaries) or Buyer (or any of its Affiliates) (A) granting to any Third Party any rights, licenses, covenants not to sue, or access to (or the release from escrow of) any Intellectual Property owned by, or licensed to, any of them (including any Company Owned Intellectual Property or any Company Software), (B) being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses or (C) being obligated to pay any material royalties or other material amounts, or offer any material discounts, to any Third Party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the Transactions.

(i) Company Software.

(i) The Company or one of its Subsidiaries exclusively owns all right, title and interest in and to all Company Software and all Company Owned Intellectual Property embodied in or practiced by all Company Products, in each case, free and clear of Liens (other than Permitted Liens).

(ii) No material Source Code for any Company Software (including any Company Product) has ever been disclosed or released to any Third Party and no event has occurred, and no circumstances or conditions exist (including the execution of this Agreement or the consummation of the Transactions) that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or release thereof to any Third Party, in each case, other than developers or consultants working on such code on behalf of the Company.

(iii) None of the Company Software contains, incorporates, includes or is linked to, derived from, embedded with or distributed with any Software licensed under Compulsory Copyleft License Terms or in any other manner that would require that any Source Code for any Company Software (including any Company Product) be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge.

(iv) The Company and each of its Subsidiaries has commercially reasonable policies and procedures in place to ensure that none of the Source Code for any Company Software (including any Company Product) is or has been licensed or made available (or is required to be licensed or made available) to a Third Party as Open Source Software or under Compulsory Copyleft License Terms.

(j) IT Systems.

(i) The Company IT Systems (A) constitute all information technology assets used in or necessary to conduct the business of the Company and its Subsidiaries and to operate and perform as currently required therefor; (B) are adequate, sufficient and satisfactory for the existing needs and operations of the Company and its Subsidiaries; and (C) have not materially malfunctioned or failed in any manner within the past three (3) years (except as has been substantially remedied in a commercially reasonable manner).

(ii) (A) The Company Software (including any Software contained in the Company Products) does not and (B) to the knowledge of the Company, the Company IT Systems do not, in each case, contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, trap doors, backdoors, Easter eggs, logic bombs, time bombs, cancelbots, worms, keylogger, viruses, malicious code, damaging devices or other Software or programming routines that permit or cause unauthorized access to, or the disruption, impairment, modification, recordation, misuse, transmission, disablement, or destruction of, Software, data, systems or other materials.

(iii) The Company and each of its Subsidiaries maintains and uses commercially reasonable back-up, encryption, business continuity, security and disaster recovery technology and procedures consistent in all material respects with applicable regulatory standards and industry standards and practices and the terms of its customer agreements.

(k) Privacy. The Company and its Subsidiaries have in place privacy policies regarding the collection, use and disclosure of Personal Information in their possession, custody or control, or otherwise held or processed on their behalf. The Company and its Subsidiaries comply (and have at all times complied) in all material respects with all Information Privacy and Security Laws, agreements to which they are parties that contain, involve or deal with Personal Information, and their own rules, policies and procedures, relating to privacy, data protection, and the collection and use of, Personal Information. The Company and its Subsidiaries have taken measures reasonably necessary or appropriate to protect and maintain the confidentiality of all Personal Information collected by or on behalf of the Company or any of its Subsidiaries and to maintain the security of their data storage practices for Personal Information, in each case, in accordance with all Information Privacy and Security Laws and consistent with commercially reasonable industry practices applicable to such types of data gathered and maintained in the industry in which the Company and its Subsidiaries conduct their business. There are no Actions currently pending or, to the knowledge of Company, threatened, alleging any violation of the foregoing or otherwise concerning the Personal Information, data or privacy practices of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice thereof. The Company and its Subsidiaries are registered with and in good standing in all material respects with the requirements of the Card Associations that apply to them, and the Company and its Subsidiaries and the business and operations thereof as currently conducted have completed their annual certification of compliance with the Operating Rules and the PCI Standards that apply to them. This Agreement and the consummation of the Transactions will not result in any such violation. In the past three (3) years, there has been no evidence of any loss, damage, or unauthorized access, use, modification, or breach of security of Personal Information maintained or collected by or on behalf of the Company or its Subsidiaries that would require notification to be made to a governmental agency, an individual, or any other Third Party under any Information Privacy and Security Law.

Section 3.17. Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account applicable extensions) in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, correct and complete in all material respects and accurately reflect all material liability for taxes of the Company and each of its Subsidiaries for the periods covered thereby.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due (including with respect to amounts paid or owing to any Company Service Provider) and payable by the Company and its Subsidiaries, or, where payment of such Taxes is not yet due and payable, has established (or has had established on its behalf) in accordance with GAAP (or, with respect to the Company’s Subsidiaries, the local jurisdiction equivalent) an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) Neither the Company nor any of its Subsidiaries has been within the past three (3) years or is currently the subject of an Action or other examination by the Taxing Authority of any nation, state or locality (and no such Action or other examination is, to the Company’s knowledge, pending) against or with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has the Company or any of its Subsidiaries received within the past three (3) years any written notices from any Taxing Authority that such an Action or examination is pending or relating to any issue which would reasonably be expected to materially affect the Tax liability of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (i) has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes of the Company or any of its Subsidiaries that has not expired or (ii) is presently contesting any material Tax liability of the Company or any of its Subsidiaries before any Governmental Authority.

(d) Neither the Company nor any of its Subsidiaries has been included in any “consolidated”, “unitary” or “combined” Tax Return of a Person other than the Company or any of its Subsidiaries provided for under the law of any nation, state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired.

(e) All material Taxes that the Company or any of its Subsidiaries is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper Taxing Authority to the extent due and payable.

(f) No written claim has been made within the past five (5) years by any Taxing Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries file Tax Returns asserting that (i) the Company or any of its Subsidiaries is or may by subject to taxation by that jurisdiction or has any obligation to collect sales tax, value added tax or any other Tax in that jurisdiction or (ii) the Company or any of its Subsidiaries has a permanent establishment or is engaged in business in that jurisdiction or is a tax resident of that jurisdiction, and the Company is not aware of any basis for such assertions to be made.

(g) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company, any of its Subsidiaries or any predecessor or Affiliate thereof and any other party (other than any agreement entered into in the ordinary course of business the principal purpose of which is not the sharing, allocation or indemnification of Tax) under which Buyer, the Company or any of the Company’s Subsidiaries could be liable for any material Taxes or other claims of any party.

(h) The Company has provided to Parent true and complete copies of all Dutch tax rulings and agreements, and submissions with respect thereto, that are applicable to the Company or any of its Subsidiaries for any taxable period for which the statute of limitations has not expired, such tax rulings and agreements are in full force and effect in accordance with their terms, and to the Company’s knowledge, there is no basis for revocation of such rulings and agreements or of their constituting impermissible state aid under Applicable Law.

(i) To the knowledge of the Company as of the date of this Agreement, (i) all rights and assets that may give rise to a material taxable capital gain for Dutch Tax purposes upon a sale are owned by Subsidiaries and (ii) no transactions have occurred between the Company and any of the Subsidiaries in the past six (6) calendar years prior to Acceptance Time that would give rise to a material taxable capital gain for Dutch tax purposes upon a sale of the shares of the Subsidiaries of the Company pursuant to the Asset Sale.

Section 3.18. Employee Benefit Plans.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete and accurate list identifying each material Company Plan. None of the Company or any of its Subsidiaries is expressly or impliedly required to (i) modify, change or terminate any material Company Plan, other than with respect to a modification, change or termination required by Applicable Law or by contract in place as of the date of this Agreement or (ii) adopt, contribute to or sponsor any new plan, policy, program or agreement that would be a material Company Plan if in effect as of the date of this Agreement.

(b) For each Company Plan listed on Section 3.18(a) of the Company Disclosure Schedule, subject to Applicable Law, the Company has made available to Parent complete and accurate copies of, to the extent applicable, (i) such Company Plan (or, if such Company Plan is not written, a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summary plan descriptions, including any summary of material modifications, (iii) the three (3) most recent annual reports with any required schedules filed with the applicable Governmental Authority with respect to such Company Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Plan, (v) the most recent determination or opinion letter, if any, issued by the applicable Governmental Authority with respect to such Company Plan and any pending request for such a determination or opinion letter, (vi) all material filings made with any Governmental Authority within the past three years, including any filings under a government-sponsored amnesty, voluntary compliance or similar program), (vii) all material correspondence to or from the any Governmental Authority received in the last three (3) years with respect to any Company Plan, (viii) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) and (ix) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c) Each Company Plan has been maintained in material compliance with its terms and all Applicable Law. With respect to the Company Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries (or, to the knowledge of the Company, any Company Plan fiduciary that is a Company Service Provider) is reasonably likely to be subject to any material liability (other than for routine claims for benefits) under the terms of, or with respect to, such Company Plans or Applicable Law. Except as would not result in a material liability to the Company or any of its Subsidiaries, all contributions or other amounts payable by Company or any of its Subsidiaries pursuant to each Company Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or other applicable accounting standards. Except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, each Company Plan (i) if intended to qualify for special Tax treatment as of the date of this Agreement (including, without limitation, Section 401(a) of the Code), meets the requirements for such treatment and to the knowledge of the Company, there are no existing circumstances that could reasonably be expected to affect adversely the qualified status of any such Company Plan and (ii) if required to be funded, book-reserved or secured by an insurance policy, is, as of the date of this Agreement, fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(d) Neither the Company, any Company Plan nor any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has, with respect to any Company Plan, engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject, or impose an indemnification obligation on, the Company or any of its Subsidiaries with respect to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a civil penalty under Sections 409 or 502(i) of ERISA.

(e) No Company Plan is or has at any time been covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA, and neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA).

(f) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any liability under any Company Plan, (v) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Acceptance Time, (vi) require a “gross-up,” indemnification for, or payment to any individual for any Taxes imposed under Section 409A or Section 4999 of the Code or any other Tax or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g) No Company Plan provides any post-retirement medical, dental or life insurance benefits to any current or former Company Service Provider (other than coverage to the extent mandated by Applicable Law).

(h) No Action (other than routine claims for benefits) is pending against or involves or, to the Company’s knowledge, is threatened against or threatened to involve, any Company Plan before any Governmental Authority which Actions would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(i) Neither the Company nor any Company Subsidiary is a party to or has any obligation under any Company Plan or otherwise to compensate, gross-up or indemnify any person for excise Taxes payable pursuant to Section 4999 of the Code or for excise Taxes payable pursuant to Section 409A of the Code.

(j) Each Company Plan which is maintained primarily for the benefit of employees working outside of the United States (i) is in material compliance with the Applicable Laws relating to such plans in the jurisdictions in which such Company Plan is present or operates and, to the extent relevant, the United States and (ii) that is intended to be funded and/or book reserved is fully funded and/or book reserved, as appropriate, to the knowledge of the Company, based upon reasonable actuarial assumptions. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material litigation relating to any Company Plan which is maintained primarily for the benefit of employees working outside of the United States.

(k) Neither the Company nor any of its Subsidiaries is or has been at any time an employer (for the purposes of sections 38 to 51 of the UK Pensions Act 2004) of an occupational pension scheme which is within the scope of the UK Pensions Regulator’s powers under sections 38 to 51 of the UK Pensions Act 2004 or “connected” with or an “associate” of (as those terms are used in sections 39 or 43 of the UK Pensions Act 2004) such an employer.

(l) Each Company Option was granted in compliance with all of the terms and conditions of the Company Plan pursuant to which it was issued, has an exercise price per Share equal to or greater than the fair market value of a Share at the close of business on the date of such grant, has a grant date identical to the date on which the Supervisory Board or committee thereof actually awarded such Company Option, qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s financial statements, respectively, and does not trigger any liability for the holder thereof under Section 409A of the Code.

Section 3.19. Employee and Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or subject to, voluntarily applies, or is currently negotiating in connection with entering into, any collective bargaining agreement, social plan or other agreement with any labor union, labor organization or works council, and no such contract is presently being negotiated. Neither the Company nor any Subsidiary has established any works council or other employee representative body, and no employees of the Company or any of its Subsidiaries are represented by any labor union or other labor organization. To the knowledge of the Company, there are no current nor have there been at any time during the last three (3) years any campaign or other union organizing activity to authorize representation by any labor union or labor organization with respect to any Company Service Provider, and neither the Company nor any Subsidiary is or has been in default of any requirement to establish any works council or other employee representative body. There are no current and there have not been any labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting the Company or any of its Subsidiaries during the last three (3) years and to the knowledge of the Company, no such labor strike, slowdown, work stoppage, lockout or any similar activity or dispute is threatened.

(b) The Company and each of its Subsidiaries is, and during the last three (3) years, has been, in material compliance with all Applicable Laws relating to employment and employment practices (including equal employment opportunity laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, worker classification, exempt and non-exempt status, affirmative action, employee and data privacy, and wages and hours (“Employment Practices”).

(c) Except as the same would not be expected to result in any material liability to the Company or any of its Subsidiaries, as of the date of this Agreement, (i) there are no Actions pending or scheduled by any Governmental Authority or, to the knowledge of the Company, threatened, pertaining to the Employment Practices of the Company or any of its Subsidiaries and (ii) no complaints relating to Employment Practices of the Company or any of its Subsidiaries have been filed with any Governmental Authority or submitted in writing to the Company or any of its Subsidiaries and to the knowledge of the Company, no such complaints are threatened. There is no unfair labor practice charge against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar labor relations authority that could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(d) To the knowledge of the Company, no Company Service Provider is in material violation of any term of any employment contract, nondisclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such individual to be employed or retained by the Company or any of its Subsidiaries by which the individual is employed or retained because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(e) No Company Service Provider who is or may become eligible to receive severance benefits under any Company Plan has terminated employment or been terminated by the Company or any of its Subsidiaries in the six (6) months prior to the date of this Agreement, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of the Company or any of its Subsidiaries under such Company Plan.

(f) To the Company’s knowledge, as of the date of this Agreement, no Company Service Provider holding the position of director or above has terminated or has advised the Company or any of its Subsidiaries in writing of his or her intention to terminate his or her relationship or status as a Company Service Provider for any reason, including because of the consummation of the Transactions, and the Company and its Subsidiaries have no plans or intentions as of the date of this Agreement to terminate any such Company Service Provider.

(g) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law that remains unsatisfied.

(h) All material payments due from the Company and its Subsidiaries on account of wages or other service-based compensation, and employee health and welfare insurance and other benefits, have been paid or properly accrued as a liability on the books of the Company or one of its Subsidiaries.

Section 3.20. Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) no written notice, Order, complaint, violation, allegation or liability or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other Actions pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Law or allege liability of the Company or any of its Subsidiaries pursuant to any Environmental Law;

(b) the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(c) the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws; and

(d) the Company has made available to Buyer true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, engineering studies and environmental studies or assessments in the possession of the Company or any of their representatives or advisors related to any property currently or formerly used by the Company or any of its Subsidiaries.

Section 3.21. Material Contracts.

(a) Except for this Agreement, Section 3.21 of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.21(a) to which the Company or any of its Subsidiaries is a party and has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise), in each case as of the date of this Agreement other than Company Plans listed on Section 3.18(a) of the Company Disclosure Schedule (each Contract of the type described in this Section 3.21(a) being referred to in this Agreement as a “Material Contract”):

(i) each Contract that limits the freedom of the Company, any of its Subsidiaries or any of its Affiliates (including Parent and its Affiliates after the Acceptance Time) to compete or engage in any line of business or geographic region or with any Person, sell, supply or distribute any product or service or that otherwise has the effect of restricting the Company, its Subsidiaries or Affiliates (including Parent and its Affiliates after the Acceptance Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) each partnership, joint venture, limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar Contract;

(iii) each Contract for the acquisition of any corporation, partnership or limited liability company or business, or sale of any of the Company’s Subsidiaries or businesses after the date of this Agreement, in each case with a fair market value or purchase price (including assumption of debt) in excess of Five Million Dollars ($5,000,000) (other than intercompany agreements);

(iv) each Contract with respect to the acquisition or disposition of any corporation, partnership, limited liability company or business (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of shares in the share capital or other voting securities, tender offer, exchange offer, or similar transaction) pursuant to which the Company or any of its Subsidiaries has (A) material continuing indemnification obligations, or (B) any “earn-out” or similar contingent payment obligations in excess of Five Hundred Thousand Dollars ($500,000) (other than any Contract that provides solely for the acquisition of inventory, raw materials or equipment in the ordinary course);

(v) each Contract which relates to the acquisition, disposition, purchase or sale, directly or indirectly, by merger, capital contribution or otherwise, of shares in the share capital of the Company or any of its Subsidiaries, material assets or material line of business of the Company or any of its Subsidiaries, taken as a whole, or contains a put, call, right of first refusal, right of first offer or other right pursuant to which the Company or any of its Subsidiaries could be required to acquire, dispose of, purchase or sell, as applicable, any share in the share capital of the Company or any of its Subsidiaries, any material asset or any material line of business of the Company or any of its Subsidiaries, taken as a whole;

(vi) each Contract containing any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person where such commitment remains in effect as of the date of this Agreement;

(vii) each Contract pursuant to which the Company or any of its Subsidiaries has granted to a Third Party (or is granted from a Third Party) an exclusive license, right, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute) under or with respect to any (A) Intellectual Property that is either material to the conduct of the Company’s and its Subsidiaries’ business, taken as a whole, or (B) material Company IT Systems, other than Standard Inbound IP Agreements and Standard Outbound IP Agreements;

(viii) each Contract that grants any right of first refusal or right of first offer in favor of a Third Party or that limits the ability of the Company, any of its Subsidiaries or any of its Affiliates (including Parent or any of its Affiliates after the Acceptance Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(ix) each supply or payment processing Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that is binding on the Company or its Affiliates, including Parent or its Affiliates after the Acceptance Time;

(x) each lease or license agreement or other material agreement that relates to the Leased Real Property involving aggregate annual lease payments in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(xi) each Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for indebtedness (including obligations under any capitalized leases) in excess of One Million Dollars ($1,000,000) (other than agreements between the Company and any wholly owned Subsidiary or between wholly owned Subsidiaries) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary), (B) materially restricts the Company’s ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or (D) is a derivative, collar, option, forward purchasing, swap or other hedging contract;

(xii) each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 promulgated under the 1934 Act), on the other hand;

(xiii) each Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from any Person;

(xiv) each Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive basis with any Third Party or, upon consummation of the Offer, will obligate Parent, the Company or any of their respective Subsidiaries to conduct business on an exclusive basis with any Third Party;

(xv) each collective bargaining agreement and each Contract with any labor union;

(xvi) each Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(xvii) each Contract with any Governmental Authority involving or reasonably likely to involve payments in excess of Five Hundred Thousand Dollars ($500,000) per year;

(xviii) each material Contract that is with any third-party service providers for the provision of billing and collection services to the Company or any of its Subsidiaries;

(xix) each Contract with a customer or supplier listed in Section 3.28(a) of the Company Disclosure Schedule or Section 3.28(b) of the Company Disclosure Schedule, respectively; and

(xx) each Contract not otherwise described in any other subsection of this Section 3.21(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date of this Agreement has been made available to Parent or publicly filed with the SEC prior to the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms, subject to the Enforceability Exceptions; (ii) each Material Contract is in full force and effect; (iii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Material Contract to date and, to the knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract to date; (iv) none of the Company or any of its Subsidiaries knows of, or has received written notice of, any violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract; and (v) neither the Company nor any of its Subsidiaries has received any written notice from any other party to any such Material Contract that such party intends to terminate, or not renew, any such Material Contract.

Section 3.22. Finders’ Fees. Except for Morgan Stanley & Co. LLC and Bridge Street Securities, LLC (collectively, the “Financial Advisors”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions. The Company has prior to the date of this Agreement made available to Parent true and complete copies of all agreements between the Company and the Financial Advisors pursuant to which such Financial Advisors would be entitled to any payment or commission relating to the Offer or any of the other Transactions.

Section 3.23. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, (a) the Offer Consideration to be paid to the holders of Company Shares pursuant to this Agreement in the Offer and during the Subsequent Offering Period and the Minority Exit Offering Period is, in each case, fair from a financial point of view to such holders of Company Shares and (b) the Asset Sale Consideration (as defined in such opinion) to be paid to the Company in the Asset Sale pursuant to and in accordance with the Transaction Documentation (as defined in such opinion) is fair from a financial point of view to the Company. The Company will deliver to Parent for informational purposes a signed copy of such opinion as soon as practicable following the date of this Agreement.

Section 3.24. Insurance.

(a) Section 3.24(a) of the Company Disclosure Schedule sets forth a list of each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) as of the date of this Agreement, there is no claim pending under any of the Company’s or its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such policies or bonds; (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond; and (iii) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.25. Transactions with Affiliates. Between the Company Balance Sheet Date and the date of this Agreement, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.26. Anti-Takeover Measures. No anti-takeover measure (such as the issuance of Preference Shares or any other measure which would qualify as a “beschermingsmaatregel” under Netherlands law) that may be invoked or implemented by the Company (or any of its Affiliates) or by a Third Party pursuant to a right granted to such Third Party by the Company (or any of its Affiliates) (each, an “Anti-Takeover Measure”) has been implemented by the Company (or such Affiliate) in relation to the Offer or the Tender Agreements.

Section 3.27. Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to shareholders or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the 1934 Act and the rules and regulations promulgated thereunder.

Section 3.28. Customers and Suppliers.

(a) Section 3.28(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) the names of the top ten (10) customers of the Company and its Subsidiaries on a consolidated basis based on billings during each of the fiscal years ended December 31, 2015, and December 31, 2014, and (ii) the amount for which each such customer generated revenue for the Company and its Subsidiaries during each such fiscal year.

(b) Section 3.28(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) the names of the top ten (10) suppliers of the Company and its Subsidiaries on a consolidated basis based on expenses during each of the fiscal years ended December 31, 2015, and December 31, 2014, and (ii) the amount for which each such supplier invoiced the Company and its Subsidiaries during each such fiscal year.

(c) During the one (1) year period prior to the date of this Agreement, none of the Company nor any of its Subsidiaries has received any notice that any customer set forth on Section 3.28(a) of the Company Disclosure Schedule or any supplier set forth on Section 3.28(b) of the Company Disclosure Schedule may cancel or otherwise materially and adversely (i) modify its relationship with the Company or any of its Subsidiaries, (ii) limit its services, supplies or materials to the Company or any of its Subsidiaries, or (iii) limit its usage or purchase of the services and products of the Company and its Subsidiaries either as a result of this Agreement, the Transactions or otherwise.

Section 3.29. No Other Representations and Warranties. Except for the representations and warranties set forth in Article 4, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Buyer to the Company, and Parent and Buyer hereby disclaim any such representation or warranty, whether by or on behalf of Parent or Buyer, and notwithstanding the delivery or disclosure to the Company, or any its Representatives or Affiliates of any documentation or other information by Parent or Buyer or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 4.01. Corporate Existence and Power. Each of Parent and Buyer is duly organized, validly existing and in (where applicable) good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as and those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Buyer has not engaged in any activities other than in connection with or as contemplated by this Agreement. Buyer was organized solely for the purpose of consummating the Offer and the other Transactions. All of the outstanding shares in the share capital of Buyer have been validly issued and are fully paid and are owned by, and at the Acceptance Time will be owned by, Parent, free and clear of all Liens.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation by Parent and Buyer of the Transactions are within the corporate powers of Parent and Buyer and have been duly authorized by all necessary corporate action of Parent and Buyer. This Agreement upon execution will constitute a valid and binding agreement of each of Parent and Buyer, as applicable, subject to the Enforceability Exceptions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation by Parent and Buyer of the Transactions require no action by or in respect of, or filing by Parent or Buyer with, any Governmental Authority, other than (a) the filing of appropriate documents with the relevant authorities of the jurisdictions in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in jurisdictions outside of the United States, (c) the submission of a joint voluntary notice of the Transactions to CFIUS as well as any requested supplemental information pursuant to FINSA and receipt of the CFIUS Approval, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws and (e) any Actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation by Parent and Buyer of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Buyer, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any agreement binding upon Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05. Disclosure Documents.

(a) The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b) The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 4.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Buyer by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.06. Finders’ Fees. Except for Jefferies LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

Section 4.07. Financing. Parent has delivered to the Company true and complete copies of the fully executed debt commitment letters from Credit Suisse AG, Jefferies Finance LLC and UBS AG, Stamford Branch (collectively, the “Lenders”), dated as of the date of this Agreement (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, collectively, the “Debt Commitment Letter” or “Financing Commitments”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend or make available the amounts set forth therein to Buyer, for the purpose of funding the Transactions and related fees and expenses and the refinancing of the Existing Credit Facility (the “Debt Financing”); provided, however, that in the case of the Fee Letter, true and complete copies have been delivered to the Company with the fee amounts and market flex terms (if any) redacted in a customary matter (so long as the redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing). As of the date of this Agreement, all of the Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent, Buyer and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms subject to the Enforceability Exceptions. As of the date of this Agreement, no Financing Commitment has been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such withdrawal, termination, repudiation, rescission, amendment, supplement or modification is contemplated. Assuming the accuracy of the Company’s representations and warranties set forth in Article 3, as of the date of this Agreement, neither Parent nor, to the knowledge of Parent, any other counterparty thereto has committed any breach of any of its covenants or other obligations set forth in, or is in default under, any of the Financing Commitments, and to the knowledge of Parent, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute or result in a breach or default on the part of any Person under any of the Financing Commitments, (ii) constitute or result in a failure to satisfy any of the terms or conditions set forth in any of the Financing Commitments, (iii) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate in any material respect or (iv) otherwise result in any portion of the Debt Financing not being available. The aggregate proceeds from the Debt Financing constitute all of the financing required for the consummation of the Transactions and, assuming the satisfaction of the conditions set forth in Annex I, when taken together with unrestricted cash on hand of Parent and its Subsidiaries and the Company and its Subsidiaries, are sufficient in amount to provide Parent with the funds necessary for it and Buyer to consummate the Transactions at the Closing, to pay all of Parent’s and Buyer’s fees and expenses in connection with this Agreement and the Offer due and payable on or prior to the Closing and to satisfy their obligations under this Agreement at the Closing. There are no conditions precedent to the funding of the full amount of the Debt Financing other than the conditions precedent set forth in the Debt Commitment Letters and, other than the Debt Commitment Letters, there are no side letters, other agreements or contingencies relating to the obligations of the counterparties to the Debt Commitment Letters to provide the Debt Financing or that would permit the counterparties thereto to reduce the total amount of the Debt Financing under the terms of the Debt Commitment Letters.

Section 4.08. Litigation. There is no Action pending against, or, to the knowledge of Parent, threatened in writing against, Parent or any of its Subsidiaries before (or, in the case of threatened Actions, would be before) or by any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09. Ownership of Shares; Investment. As of the date of this Agreement, none of Parent, Buyer or any of their Subsidiaries beneficially owns any Shares. Except as contemplated by this Agreement and except for the Tender Agreements, there are no voting trusts or other agreements or understandings to which Buyer, Parent or any Person controlled by Parent is a party, with respect to the voting of the Shares.

Section 4.10. No Other Representations and Warranties

(a) Except for the representations and warranties set forth in Article 3, each of Parent and Buyer acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Buyer, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Buyer, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b) Each of Parent and Buyer also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Buyer or their respective Representatives or Affiliates.

ARTICLE 5

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01. Conduct of the Company. From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with its terms, except as (a) expressly required or expressly contemplated by this Agreement, (b) set forth on Section 5.01 of the Company Disclosure Schedule, (c) required by Applicable Law or (d) consented to in writing by Parent, in advance (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with customers, suppliers, licensors, licensees, distributors, Governmental Authorities and other third parties and to keep available the services of its current officers and employees and (iii) use its commercially reasonable efforts to protect the Company Owned Intellectual Property. In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with its terms, except as (w) expressly required or expressly contemplated by this Agreement, (x) set forth on Section 5.01 of the Company Disclosure Schedule, (y) required by Applicable Law or (z) as consented to in advance by Parent in writing (provided that, Parent agrees to respond to any written request for consent within two (2) Business Days of receipt thereof), the Company shall not, and shall cause its Subsidiaries not to:

(a) amend its articles of association, bylaws or other similar organizational documents;

(b) (i) split, combine, subdivide, exchange or reclassify any shares in its share capital or other equity interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares in its share capital or other equity interests, except for dividends by any of its wholly owned Subsidiaries to the Company or other wholly owned Subsidiaries, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Plan or (iv) enter into any contract, agreement or understanding with respect to the voting or registration of its share capital;

(c) (i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, accelerate the vesting of, delivery of or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms of such Company Options as of the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) adjust or amend the rights of or any term of any Company Security (including Company Options) or any Company Subsidiary Security;

(d) acquire (by merger, consolidation, acquisition of shares, assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of supplies and inventories in the ordinary course of business consistent with past practice;

(e) sell, lease, license, mortgage, encumber (or otherwise subject to any Lien, except for Permitted Liens), divest, cancel, abandon or allow to lapse or expire or otherwise transfer or dispose of any of its assets, securities, properties, interests or businesses (other than Intellectual Property which is the subject of clauses (f) and (g)) that are material, individually or in the aggregate;

(f) sell, convey, assign, license, sublicense, covenant not to assert, disclose (in the case of trade secrets or other confidential or proprietary information), transfer, pledge, encumber or otherwise dispose of (whether by merger, consolidation, purchase, sale or otherwise) any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, in each case, other than pursuant to non-exclusive licenses granted pursuant to Standard Outbound IP Agreements;

(g) abandon, cancel, let lapse, allow to be dedicated to the public domain, fail to renew, or fail to continue to prosecute, protect or defend any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice;

(h) distribute, modify, embed, integrate, bundle, link, incorporate, or otherwise use any Open Source Software in any manner that would subject any Source Code to any Compulsory Copyleft License Terms;

(i) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans or advances among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries);

(j) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than (i) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company or (ii) incurred in the ordinary course of business consistent with past practice;

(k) (i) increase the compensation or benefits of any Company Service Provider, (ii) grant any equity (or equity-based) award or rights to severance, termination pay, retention or change in control benefit or agreement to any current or future Company Service Provider, (iii) pay or award any bonus or incentive compensation (including any discretionary cash payments) to any Company Service Provider, (iv) establish, adopt, enter into or amend any Company Plan (or any award granted thereunder) or any plan, policy, program or agreement that would be a Company Plan if in existence on the date of this Agreement, (v) amend or waive any performance or vesting criteria or accelerate the vesting or lapsing of restrictions with respect to any compensation, benefits, equity-based compensation (including, without limitation, any Company Equity Award), incentive compensation or the forgiveness of indebtedness of any loan, (vi) make any changes to existing employment or other agreements with employees or enter into any new employment agreements, (vii) hire or terminate the employment of any Company Service

Provider (other than a termination for “cause”), (viii) create any retention-related pools of cash, shares or other payments, (ix) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan, (x) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (xi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan, except as may be required by GAAP or Applicable Law or (xii) waive or materially amend any restrictive covenant entered into by any Company Service Provider;

(l) (i) terminate any Material Contract (other than terminations pursuant to existing terms), (ii) enter into any contract that, if in effect as of the date of this Agreement, would constitute a Material Contract or (iii) modify, amend or waive, release or assign any material rights or claims under any Material Contract or any contract that, if in effect as of the date of this Agreement, would constitute a Material Contract;

(m) make or commit to any capital expenditure, except for capital expenditures which, in the aggregate, do not exceed Two Million Dollars ($2,000,000);

(n) cancel any material indebtedness owed to the Company;

(o) pay, discharge, compromise, settle or satisfy any Action requiring payments by the Company or any of its Subsidiaries in excess of $250,000 in any individual case or series of related cases or $2,000,000 in the aggregate, other than (i) claims reserved against in the Company Balance Sheet or (ii) payments, discharges, compromises, settlements or satisfactions that do not exceed the Company’s insurance coverage for such claim; provided that, in each case, the discharge, settlement or satisfaction of such Action does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries;

(p) convene any general or special meeting of the shareholders of the Company other than an EGM pursuant to Section 2.04 (unless such a meeting is required by Applicable Law);

(q) write up, write down or write off the book value of any assets, in the aggregate, in excess of $1,000,000, except (i) for depreciation and amortization in accordance with GAAP consistently applied, (ii) as otherwise required under GAAP (including to increase any reserves for contingent liabilities) or (iii) in the ordinary course of business consistent with past practice as may be consistent with GAAP;

(r) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(s) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, materially amend any material Tax Returns or file claims for material Tax refunds, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or enter into, terminate or materially amend any compromise, settlement agreement, closing agreement or any material Tax claim, audit, assessment or ruling with any Taxing Authority;

(t) withdraw or modify, or permit the withdrawal or modification of, the Compensation Arrangement Approvals;

(u) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization (other than as contemplated by Section 2.04 or Section 2.07 of this Agreement);

(v) form or commence the operation of any business or any partnership, joint venture or other similar business organization or enter into a new line of business that is material to the Company and its Subsidiaries, taken as a whole;

(w) adopt or implement any Anti-Takeover Measure that adversely impacts Parent’s or Buyer’s ability to consummate the Transactions;

(x) take any action that prevents, materially delays or impedes, or omit to take any action where such omission would reasonably be expected to prevent, materially delay or impede, consummation of the Offer or any of the other Transactions except as otherwise expressly permitted under Section 5.03; or

(y) agree, resolve or commit to do any of the foregoing.

Section 5.02. Access to Information.

(a) From the date of this Agreement until the Closing, the Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, afford Parent and its Representatives, following notice from Parent to the Company in accordance with this Section 5.02, reasonable access during normal business hours to the officers, senior employees, agents, auditors, properties, offices and other facilities and the books and records of the Company and the Subsidiaries of the Company, and shall use reasonable best efforts to furnish or cause to be furnished, to Parent other financial, operating and other data and information as Parent may reasonably request in writing. Any investigation or inspection pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose any information (i) if providing such access or disclosing such information would violate any Applicable Law (including antitrust and privacy laws) or binding agreement entered into prior to the date of this Agreement, or (ii) that, in the reasonable judgment of the Company on advice of outside counsel, would result in the loss of attorney-client privilege with respect to such information or which would constitute a waiver of any other privilege or trade secret protection held by the Company or any of its Subsidiaries; provided, that the Company shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or waiver of any other privilege or trade secret protection or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company. The Company shall advise Parent in such circumstances that it is unable to comply with Parent’s reasonable requests for information pursuant to the immediately preceding sentence, and the Company shall use its reasonable best efforts to generally describe the types of information being withheld. The Company shall be entitled to have representatives present at all times during any such inspection. No notice, access, review or investigation pursuant to this Section 5.02 or information provided, made available or delivered to Parent pursuant to this Section 5.02 or otherwise shall affect any representations or warranties of the Company or conditions or rights of Parent contained in this Agreement. No investigation after the date of this Agreement shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein.

(b) All information and materials provided pursuant to this Agreement will be subject to the provisions of the confidentiality agreement dated as of May 28, 2016, by and between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Closing.

Section 5.03. No Solicitation; Company Adverse Recommendation Change.

(a) The Company shall not, and shall cause its Subsidiaries and the Representatives of the Company or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction Proposal or (ii) other than informing Persons of the provisions contained in this Section 5.03, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise knowingly cooperate in any way that could otherwise be expected to lead to, any Alternative Transaction Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any of the Company or its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 5.03(a) by the Company. The Company shall, and shall cause each of its Subsidiaries and each of the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any Alternative Transaction Proposal, and shall not modify, amend or terminate, or waive, release or assign, any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal and shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction; provided that the Company shall be permitted to (i) release or waive the standstill obligations solely to the extent necessary to permit the party referenced therein to submit an Alternative Transaction Proposal to the Boards on a confidential basis and (ii) contact and engage in discussions with any Person or group and their respective Representatives who has made an Alternative Transaction Proposal that was not solicited in breach of this Section 5.03(a) solely for the purpose of clarifying such Alternative Transaction Proposal and the terms thereof. The Company will promptly request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Alternative Transaction Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it will take the necessary steps to promptly inform its Representatives of the obligations undertaken in this Section 5.03.

(b) Notwithstanding anything to the contrary contained in Section 5.03(a), in the event that the Company receives after the date of this Agreement, and prior to the Closing or the earlier termination of this Agreement in accordance with its terms, an unsolicited, bona fide written Alternative Transaction Proposal, the Company may then take the following actions (but only if

(i) (A) the Boards conclude in good faith, after consultation with its outside legal counsel, that it is required to do so in order to comply with its fiduciary duties under the laws of The Netherlands and (B) the Boards determine in good faith that after consultation with its outside legal counsel and financial advisors that such Alternative Transaction Proposal is, or is reasonably likely to lead to, a Superior Proposal and (ii) the submission of such Alternative Transaction Proposal shall not have resulted from the breach of the provisions of this Section 5.03:

(i) furnish nonpublic information with respect to the Company and its Subsidiaries to the Person or group making such Alternative Transaction Proposal; provided, that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement (a copy of which shall be provided, promptly after its execution, to Parent) containing confidentiality terms at least as restrictive in the aggregate as the terms contained in the Confidentiality Agreement, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure obligations to Parent pursuant to this Agreement and (B) contemporaneously with furnishing any such nonpublic information to such Person or group, it furnishes such nonpublic information to Parent to the extent Parent has not previously been provided with such information; and

(ii) engage in discussions or negotiations with such Person or group with respect to such Alternative Transaction Proposal.

(c) In addition to the obligations of the Company set forth in Sections 5.03(a), (b), and (d), as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to, or that could reasonably be expected to lead to, any Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry, if not previously provided pursuant to Section 5.03(b). Commencing upon the provision of any notice referred to above and continuing until such Alternative Transaction Proposal, request or inquiry is withdrawn, (i) the Company (or its outside legal counsel) shall keep Parent (or its outside legal counsel) fully informed in all material respects of all oral or written communications regarding, and the status and terms of, and changes, developments, discussions or negotiations in, any such Alternative Transaction Proposal, request or inquiry on the request of Parent and on a prompt basis (and in any event within twenty-four (24) hours of any changes, developments, discussions or negotiations regarding such Alternative Transaction Proposal, request or inquiry) and (ii) the Company shall, as promptly as reasonably practicable following the receipt or delivery thereof, provide Parent (or its outside legal counsel) with unredacted copies of all written materials (including schedules and exhibits thereto and any materials provided by email or otherwise in electronic format) relating to such Alternative Transaction Proposal. The Company shall provide Parent with seventy-two (72) hours prior notice (or such lesser prior notice as is provided to the members of the Boards) of any meeting of the Boards at which the Boards are reasonably expected to consider any Alternative Transaction Proposal. Any material amendment (including the form, amount and timing of payment of consideration) to any Alternative Transaction Proposal will be deemed to be a new Alternative Transaction Proposal for the purposes of this Section 5.03.

(d) Except as provided in Section 5.03(e), neither the Boards nor any committee thereof shall, directly or indirectly, (i) (A) withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent), publicly propose to withhold, withdraw or qualify (or amend or modify in a manner adverse to Parent) the Company Recommendation or fail to make the approval, recommendation or declaration of advisability by the Boards or any committee thereof of this Agreement, or the Offer or any of the other Transactions, or take any public action or make any public statement inconsistent with the Company Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Transaction Proposal, or (C) publicly make any recommendation in connection with an Alternative Transaction Proposal other than a recommendation against such proposal (any action described in this clause (i) being referred to as a “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (which, for the avoidance of doubt, shall not include any confidentiality agreement) (A) relating to any Alternative Transaction Proposal or any offer or proposal that could reasonably be expected to lead to an Alternative Transaction Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Transactions.

(e) Notwithstanding anything to the contrary set forth in Section 5.03(d), solely in response to a Superior Proposal, the Boards may make an Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with Section 8.01(d)(i), only if all of the following conditions in clauses (i) through (v) are met:

(i) a Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) the Acceptance Time shall not have passed;

(iii) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person or group making such Superior Proposal and other material documents (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new four (4) Business Day period) and (3) that it intends to effect an Adverse Recommendation Change and the manner in which it intends to do so or that it intends to terminate this Agreement in accordance with Section 8.01(d)(i) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.01(d)(i), as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent during such four (4) Business Day period to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal;

(iv) the Boards shall have determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms offered by Parent, they are required to make an Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(d)(i), as applicable, in order to comply with their fiduciary duties under the laws of The Netherlands; and

(v) the Company shall have complied in all material respects with this Section 5.03.

(f) Unless this Agreement is otherwise terminated pursuant to Article 8, the Company shall not take any action to make the provisions of any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar law inapplicable to any transactions contemplated by an Alternative Transaction Proposal.

(g) Nothing contained in this Agreement shall prohibit the Company or the Boards from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to the Transactions or an Alternative Transaction Proposal or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the 1934 Act (provided that, in the cases of both clauses (i) and (ii) above, any such disclosure or communication does not contain an Adverse Recommendation Change unless permitted by Section 5.03(e)).

Section 5.04. Compensation Arrangements. Prior to the Expiration Time, the Company will take all steps that may be required, necessary or advisable to cause each Company Plan or similar arrangement that has been or after the date of this Agreement will be entered into by the Company or any of its Subsidiaries with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the Remuneration Committee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the 1934 Act. At the time of the taking of such steps described in this Section 5.04, the Remuneration Committee will be composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) promulgated under the 1934 Act and the instructions thereto.

Section 5.05. Anti-Takeover Measures. The Company and the Boards shall take all actions within their power and authority necessary so that the restrictions of any Anti-Takeover Measures do not prevent or materially delay any and all of the Transactions and the transactions contemplated by the Tender Agreements. If any Anti-Takeover Measure becomes applicable to any of the Transactions and the Tender Agreements, to the extent reasonably possible, the Company and the Boards shall grant such approvals and take such actions within their power and authority as are necessary, so that any such Transactions and the Tender Agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Tender Agreements, as applicable, and otherwise act within their power and authority to eliminate or minimize the effects of such Anti-Takeover Measures on such transactions.

Section 5.06. Innovation Box. Prior to the Closing, the Company shall, and, to the extent relevant, shall cause its Subsidiaries to: (a) provide Parent with a copy of any correspondence, written information or other document received from a Taxing Authority (or, in the case of oral communications, a written summary of such communication) that relates to the Dutch innovation box (innovatiebox) a referred to in article 12b Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969) (the “Innovation Box”), to any material Dutch Tax ruling or settlement agreement relating to Dutch Tax (the “Dutch Tax Rulings”) and to Tax loss carry forwards (verrekenbare verliezen) for Dutch corporate income tax (vennootschapsbelasting) purposes, promptly upon receipt of such correspondence, written information, report or written summary of communication, (b) reasonably consider any such actions with respect to the Innovation Box and the Dutch Tax Rulings as Parent may reasonably request, (c) provide Parent an opportunity to review, consult and comment on any material correspondence or other documents to be sent to a Taxing Authority to the extent they relate to the Innovation Box, the Dutch Tax Rulings and Tax loss carry forwards (verrekenbare verliezen) for Dutch corporate income tax (vennootschapsbelasting) purposes at such time as is reasonable in the circumstances, but before its intended submission to the Taxing Authority, (d) consider in good faith comments received from Parent with respect to any such correspondence or other documents and (e) not initiate or enter into any discussions with a Taxing Authority relating to the Innovation Box or the Dutch Tax Rulings without providing Parent with reasonable prior written notice of such discussions, to the extent practicable. Parent and the Company agree that the Company will seek an advance Tax clearance on the amount of equity (gestort kapitaal) for Dutch dividend withholding tax purposes pursuant to article 13 Dutch Dividend Withholding Tax (Wet op de dividendbelasting 1965). From the date of this Agreement through the Acceptance Time, each of Parent and the Company agrees to cause its Subsidiaries to file, any Tax returns or take positions in relation to Tax in other filings, in a manner and on a basis consistent with past practice, except as required by Applicable Law.

ARTICLE 6

COVENANTS OF PARENT

Parent agrees that:

Section 6.01. Director and Officer Liability.

(a) For six (6) years after the Closing, Parent shall cause the Company and is Subsidiaries to indemnify and hold harmless the present and former directors or officers of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing and in connection with the Asset Sale and the Second Step Distribution (and resulting liquidation) to the fullest extent permitted by Applicable Law or provided under the Company’s organizational documents in effect on the date of this Agreement. In the event that any Indemnified Person is made party to any Action arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Buyer and the Company shall advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification. For a period of six (6) years following the Closing, Parent shall cause the Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect immediately prior to the Closing between the Company or any its Subsidiary and any Indemnified Person. In addition, for a period of six (6) years following the Closing, Parent shall cause the Company and its Subsidiaries to cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Company and each of its Subsidiaries to contain provisions with respect to exculpation of liability of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date of this Agreement. To the maximum extent permitted by Applicable Law, such indemnification and exculpation shall be mandatory rather than permissive.

(b) For a period of six (6) years following the Closing, the Company shall maintain in effect the current policies (whether through purchase of a “tail” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance (“D&O Insurance”) maintained by the Company, in respect of acts or omissions occurring at or prior to the Closing, covering each person covered by the D&O Insurance immediately prior to the Closing (a true, correct and complete copy of which has been delivered to Parent prior to the date of this Agreement), on terms with respect to the coverage and amounts no less favorable in the aggregate than those of the D&O Insurance in effect on the date of this Agreement; provided, that Parent or the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in the aggregate to former officers and directors of the Company; and provided, further, that if the aggregate annual premiums for such policies at any time during such period will exceed three hundred percent (300%) of the per year premium rate paid by the Company and its Subsidiaries as of the date of this Agreement for such policies, then Parent and the Company shall only be required to provide such coverage as will then be available at an annual premium equal to three hundred percent (300%) of such rate.

(c) If Buyer, the Company or any of their respective successors or assigns (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Parent shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 6.01.

(d) Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance are intended to be third party beneficiaries of this Section 6.01 with full rights of enforcement as if a party thereto. The rights of any Indemnified Person (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in paragraph (b) above (and their heirs and representatives)) under this Section 6.01 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or Applicable Law (whether at law or in equity).

Section 6.02. Employee Matters.

(a) For a period commencing on the Closing Date and ending on the first anniversary of the Closing (or, such shorter period of employment, as the case may be), each employee who remains employed by Parent, Buyer or any of their respective Subsidiaries (each, a “Continuing Employee”) shall receive from Parent or Buyer compensation (including, base salary and annual bonus opportunity) that is substantially comparable in the aggregate as to what such Continuing Employee was entitled to immediately prior to the Closing Date and benefits (including, but not limited to, non-qualified benefits but excluding equity awards) that are substantially comparable in the aggregate to either those benefits (including non-qualified benefits but excluding equity awards) that are generally made available as of the date of this Agreement by the Company to such employees or by Parent to similarly situated employees of Parent, as determined by Parent in its sole discretion.

(b) As of the Closing and solely with respect to Continuing Employees, should Parent elect to transition a Continuing Employee from a Company Plan to a welfare plan of Parent or Buyer, Parent shall cause Buyer, and any of their respective Subsidiaries or any of their respective Third Party insurance providers or Third Party administrators to use commercially reasonable efforts to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employees may be eligible to participate in after the Closing and to credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent, Buyer or any of their respective Subsidiaries. As of the Acceptance Time, Parent shall, or shall cause Buyer or any applicable Subsidiary to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Plan as of the Acceptance Time, in each case, insofar as not prohibited by Applicable Law. In addition, as of the Closing, Parent shall, and shall cause Buyer and any applicable Subsidiary to use commercially reasonable efforts to, give Continuing Employees full credit for purposes of eligibility, vesting, participation in and solely for vacation and severance plans, determination of level of benefits under any employee benefit and compensation plans or arrangements (other than with respect to defined benefit plans, retiree medical plans or frozen benefit plans) maintained by Parent, Buyer or an applicable Subsidiary that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Closing.

(c) If requested by Parent in writing within ten (10) Business Days prior to the Closing, effective as of, and contingent upon, the Closing, the Company shall adopt such resolutions and/or amendments to terminate each Company Plan listed in Section 6.02(c) of the Company Disclosure Schedule (each, a “Terminated Plan”). The Company shall provide Parent with a copy of the resolutions and/or plan amendments (the form and substance of which shall be subject to review and approval by Parent) evidencing that each Terminated Plan has been terminated.

(d) The specific metrics to achieve a bonus under bonus plans for the benefit of the Continuing Employees shall be established by the Parent or Buyer, subject to consultation with the

Independent Directors, if any. In addition, the Continuing Employees shall be provided severance benefits, in the event of termination, that are substantially comparable in the aggregate to those benefits that are generally made available by Parent to similarly situated employees of Parent.

(e) Parent confirms its intention to give fair opportunities to the management, staff and employees of both Parties to hold positions with Parent and its Subsidiaries (including, following the Acceptance Time, the Company and its Subsidiaries) where reasonably possible taking into account a process aimed to select the best person for the job.

(f) Notwithstanding the generality of Section 9.09, the provisions of this Section 6.02 are solely for the benefit of the Parties, and no current or former Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 6.02. In no event shall the terms of this Agreement be deemed to confer upon any Company Service Provider any right to continued employment with Parent or any of its Affiliates (including, following the Acceptance Time, the Company). Nothing herein shall be deemed to establish, amend, modify or cause to be adopted any Company Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Buyer, the Company or any of their respective Affiliates.

ARTICLE 7

COVENANTS OF PARENT AND THE COMPANY

The Parties agree that:

Section 7.01. Regulatory Undertakings.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the other Transactions, including: (i) preparing and filing as soon as practicable after the date of this Agreement with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, Orders, exemptions or waivers required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Offer or the other Transactions, including but not limited to filing a Notification and Report Form pursuant to the HSR Act with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice as promptly as reasonably practicable and in any event within fifteen (15) Business Days of the date of this Agreement (unless otherwise agreed upon by the Parties in writing); (iii) defending any Actions challenging this Agreement or the consummation of the Offer or any of the other Transactions, including seeking to have vacated or reversed any Order that would restrain, prevent or delay the Acceptance Time; and (iv) executing and delivering any additional instruments necessary to consummate the Offer and the other Transactions and to fully carry out the purposes of this Agreement. Each of the Parties shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. In addition, each of the Parties shall consult with the other with respect to, provide any necessary information with respect to and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Authority or any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions.

(b) Without limiting the generality of Section 7.01(a), each of the Parties shall use their respective reasonable best efforts to file or cause to be filed, as promptly as reasonably practicable, all required filings under the HSR Act and all required filings under other applicable Antitrust Laws of the Federal Republic of Germany and the Republic of Austria (collectively, the “Applicable Antitrust Approvals”), shall consult and cooperate with each other in the preparation of such filings, and shall promptly inform the other parties of any material communication received by such party from any Governmental Authority regarding the Transactions. Neither the Company, on the one hand, nor Parent and Buyer, on the other hand, shall agree to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the written consent of Parent, or Buyer or the Company, respectively.

(c) Without limiting the generality of the foregoing, unless Parent and the Company shall agree otherwise in writing, Parent and the Company shall (i) prepare and submit, as promptly as reasonably practicable, to CFIUS a draft joint voluntary notice under FINSA with respect to the Transactions, (ii) file, at least five (5) Business Days thereafter, with CFIUS a joint voluntary notice under FINSA and (iii) supply, as promptly as reasonably practicable and in any event within such time as permitted by CFIUS, any additional information and documents that may be requested in connection with the CFIUS review and, if applicable, investigation process. Parent and Buyer shall, subject to and without limiting Parent’s and Buyer’s obligations under this Section 7.01(c), be permitted to control or manage the approval process and implement its strategy with respect to CFIUS, and the Company agrees it shall not take a position in any filing, meeting or communication with any Governmental Authority that is contrary to, or inconsistent with, the strategy and positions of Parent and Buyer. Parent and Buyer shall be permitted to take the lead in all joint meetings and communications with any Governmental Authority in connection with obtaining the CFIUS Approval; provided, that Parent and Buyer shall have complied with the other provisions of this Section 7.01(c).

(d) Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the Transactions. In that regard, each party shall: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Authority with respect to the Offer or any of the other Transactions; (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority with respect to the Offer or any of the other Transactions; (iii) to the extent practical, not participate in any meeting with any such Governmental Authority with respect to the Offer or any of the other Transactions unless it consults with the other in advance; and (iv) furnish the other with such necessary information and reasonable assistance as the Company or Parent, as applicable, may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Notwithstanding the foregoing, neither the Company, on the one hand, nor Parent or Buyer, on the other hand, shall be required to share with the other confidential business information unrelated to the Transactions.

(e) In furtherance of the covenants set forth in Section 7.01(a), if any objections are asserted with respect to the Transactions under any Antitrust Law or FINSA or if any Action is instituted (or threatened to be instituted) by the FTC, the Department of Justice, CFIUS or any other applicable Governmental Authority challenging any of the Transactions or which would otherwise prohibit, materially impair or materially delay the consummation of the Transactions, Parent, Buyer and the Company shall take all actions necessary to resolve any such objections or Actions (or threatened Actions) so as to permit consummation of the Transactions to close as soon as reasonably practicable; provided, that (i) the Company shall not propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, any of the businesses, product lines or assets of Parent or any of its Affiliates or of the Company or any of its Subsidiaries (“Divestitures”) without the prior written consent of Parent and (ii) the obligations of the Company under this Section 7.01(e) shall be conditioned upon the occurrence of the Acceptance Time; provided, further, that Parent’s and Buyer’s obligations under this Section 7.01 to use reasonable best efforts shall not include proposing, negotiating, committing to or effecting, by consent decree, hold separate order, agreement or otherwise, any Divestiture with respect to Parent or any of its Affiliates; and provided, further, that Parent’s and Buyer’s obligations under this Section 7.01 to use reasonable best efforts to resolve any objection or any Action (or threatened Action) with respect to any of the Applicable Antitrust Approvals or under any Antitrust Laws shall not include proposing, negotiating, committing to or effecting, by consent decree, hold separate order, agreement or otherwise, any Divestiture with respect to the Company or any of its Subsidiaries that, in the aggregate, would cause a material and adverse impact on the Company and its Subsidiaries, taken as a whole.

(f) Prior to the Acceptance Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and of Shares from the NYSE as promptly as practicable after the Acceptance Time and the deregistration of Shares under the 1934 Act as promptly as practicable after such delisting.

(g) Notwithstanding anything to the contrary in this Agreement, with respect to the CFIUS Approval, (i) Parent and Buyer shall have no obligation to (A) propose, negotiate, commit to or effect, by consent decree, hold separate order, agreement or otherwise, Divestitures with respect to Parent or its Affiliates or the Company or its Subsidiaries, (B) terminate existing, or create new, relationships, contractual rights or obligations of Parent or its Affiliates or, following the Acceptance Time, the Company or its Subsidiaries, (C) effect any other change or restructuring of Parent, its Affiliates, the Company, or their respective Subsidiaries, or (D) otherwise take or commit to take any actions that interfere with Parent’s ability to control, manage or exercise full rights of ownership of the Company or its Subsidiaries, or limit the freedom of action of Parent, its Affiliates, the Company, or their respective Subsidiaries, with respect to, or their ability to retain, or enjoy the rights and benefits of any assets or businesses, including, without limitation, the freedom to provide services to, or otherwise enter into, a commercial relationship with any Person and (ii) the Company shall not, and shall cause its Subsidiaries not to, take or agree to take any of the foregoing actions without the prior written consent of Parent.

Section 7.02. Certain Filings. The Company and Parent shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, the Schedule TO and the Offer Documents, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, the Schedule TO or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Further Assurances. If, at any time before or after the Acceptance Time, the Company or Parent reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of this Agreement, then, subject to the terms and conditions of this Agreement (including, without limitation, Section 7.01), the Company and Parent shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

Section 7.04. Public Announcements. The initial press release relating to this Agreement shall be a joint press release of the Company and Parent and thereafter the Company and Parent each shall consult with each other prior to issuing, and will provide each other the opportunity to review, comment upon and concur with, and use reasonable best efforts to agree on, any press releases or other public announcements with respect to the Offer and the other Transactions and prior to making any filings with any Governmental Authority or other Third Party (including any national securities exchange or interdealer quotation service) with respect thereto, except as either party, after consultation with outside counsel, may determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market or by the request of any Governmental Authority if it has used reasonable best efforts to consult with the other party prior thereto regarding the timing, scope and content of any such press release or public statement. In addition, neither party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld, delayed or conditioned.

Section 7.05. Notices of Certain Events.

(a) The Company shall give prompt notice to Parent of (i) any written notice or other communication received by it from any Third Party, subsequent to the date of this Agreement and prior to the Closing, alleging any material breach of, or material default under, any Material Contract, or (ii) any notice or other communication received by it from any Third Party, subsequent to the date of this Agreement and prior to the Closing, alleging that the consent of such Third Party is or may be required in connection with this Agreement and the Transactions; provided, however, that the delivery of notice pursuant to this Section 7.05(a) shall not limit or otherwise affect the remedies available hereunder to Parent;

(b) Each of the Company and Parent shall give prompt notice to the other party of (i) any Action commenced or, to such party’s knowledge, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, that purport to prevent, materially impede or materially delay the consummation of the Offer, the Asset Sale, the Second Step Distribution or any of the other Transactions or that make allegations that, if true, would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, and (ii) (A) in the case of the Company, the knowledge by the Company of any breach of or inaccuracy in its representations or warranties set forth in this Agreement or failure to perform its covenants or agreements set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would give rise to the failure of any Offer Condition set forth in section (D) or section (E) of Annex I, or (B) in the case of Parent, the knowledge by Parent of any breach of or inaccuracy in the representations or warranties of Parent or Buyer set forth in this Agreement or failure to perform the covenants or agreements of Parent and Buyer set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the ability of Parent or Buyer to consummate the Offer, the Asset Sale, the Second Step Distribution or the Transactions; provided, however, that the delivery of any notice pursuant to this Section 7.05 shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect any remedies available hereunder to the party receiving such notice.

Section 7.06. Litigation. Subject to the last sentence of this Section 7.06, the Company shall control the defense and/or settlement of any Action against the Company or any of its directors relating to this Agreement, the Offer or any of the other Transactions. The Company shall promptly advise Parent orally and in writing of any Action threatened or commenced after the date of this Agreement against the Company or any of its directors by any shareholder of the Company relating to this Agreement, the Offer and the other Transactions and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Action and shall consider Parent’s views with respect to such Action and shall not settle any such Action without the prior written consent of Parent (which consent shall not be unreasonably withheld).

Section 7.07. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions, taken as a whole, described in the Financing Commitments, prior to or concurrent with the Closing, including executing and delivering all such documents and instruments as may be reasonably required thereunder and using its reasonable best efforts to:

(i) comply with and maintain in effect the Debt Financing and the Debt Commitment Letter and negotiate and enter into definitive financing agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (the “Financing Agreements”) (and comply with and maintain in effect the Financing Agreements) so that the Financing Agreements are in effect as promptly as practicable but in any event no later than the Closing;

(ii) satisfy, or cause their respective Representatives to satisfy on a timely basis all conditions to the Debt Financing contemplated by the Debt

Commitment Letter and Financing Agreements (including by paying any commitment fees or other fees or deposits required by the Financing Commitments or the Financing Agreements);

(iii) in the event that all conditions to the Debt Financing have been satisfied or waived, enforce its rights under the Debt Commitment Letter and Financing Agreements in the event of a breach by the Financing Sources under the Debt Commitment Letter or the Financing Agreements (provided that, Parent and its Affiliates shall not be required to pursue litigation against the Financing Sources); and

(iv) cause the Financing Sources and any other Persons providing Debt Financing to fund the Debt Financing no later than the Closing.

(b) Parent shall not agree to or permit any amendment, supplement, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Financing Commitment without the prior written consent of the Company if such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing from that contemplated by the Financing Commitments delivered as of the date of this Agreement (provided that Parent may decrease the amount of the Debt Financing so long as the proceeds of such reduced amount of Debt Financing, when taken together with cash on hand of Parent and its Subsidiaries and the Company and its Subsidiaries, are sufficient in amount to provide Parent with the funds necessary for it to consummate the Transactions at the Closing and to satisfy its obligations under this Agreement at the Closing and consummate the other transactions contemplated in the Debt Commitment Letter that are conditions to the Debt Financing) or (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially impede, interfere with, hinder, delay the consummation of the Debt Financing on the Closing Date (including by preventing or materially impeding, interfering with, hindering or delaying the satisfaction of the conditions to obtaining the Debt Financing on the Closing Date) or (B) adversely impact the ability of Parent to enforce its rights against the other parties to the Financing Commitments. Parent shall not agree to the withdrawal, termination, repudiation or rescission of any Financing Commitment without the prior written consent of the Company. For the avoidance of doubt, Parent and Buyer may modify, supplement or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, documentation agents or entities in similar roles. Upon any amendment, supplement, modification or replacement of, or waiver of, any Financing Commitment in accordance with this Section 7.07(b), Parent shall deliver a copy thereof to the Company and references in this Agreement to “Financing Commitments”, and “Debt Commitment Letter” shall include and mean such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 7.07(b), and references to “Debt Financing” shall include and mean the financing contemplated by the Financing Commitments as amended, supplemented, modified, replaced or waived in compliance with this Section 7.07(b), as applicable.

(c) In the event that all or any portion of the Debt Financing becomes unavailable for any reason or any of the Financing Commitments shall be withdrawn, terminated, repudiated or rescinded for any reason (but without limiting the obligations of Parent in Section 7.07(a) and in Section 7.07(b)), (i) Parent shall promptly so notify the Company and (ii) Parent shall use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable following the occurrence of such event (and in any event no later than the Closing), and to negotiate and enter into definitive agreements with respect to, alternative debt financing from the same or alternative debt financing sources (the “Alternative Financing”) in an amount sufficient, when taken together with amounts that remain available under the Debt Financing and cash on hand of Parent and its Subsidiaries and the Company and its Subsidiaries, to consummate the Transactions (or replace any unavailable portion of the Debt Financing), and to obtain a new financing commitment letter (including any associated engagement letter and related Fee Letter) with respect to such Alternative Financing (collectively, the “New Debt Commitment Letter”), copies of which shall be promptly provided to the Company (with only the fee amounts and market flex terms redacted from the Fee Letter in a customary manner (so long as the redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing)); provided, that Parent shall not be required to obtain Alternative Financing on terms and conditions that are materially less favorable, taken as a whole, to Parent than those in the Debt Commitment Letter that such Alternative Financing and New Debt Commitment Letter would replace. Notwithstanding the foregoing, no Alternative Financing or New Debt Commitment Letter may (i) expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Debt Commitment Letter in effect on the date of this Agreement, (ii) include terms (including any “flex” provisions) that would reasonably be expected to make the likelihood that the Alternative Financing would be funded materially less likely, (iii) reasonably be expected to delay or hinder the Closing or (iv) reduce the aggregate amount of available Debt Financing to an amount that is insufficient, when taken together with amounts that remain available under the Debt Financing and cash on hand of Parent and its Subsidiaries and the Company and its Subsidiaries, to consummate the Transactions. In the event any Alternative Financing is obtained and a New Debt Commitment Letter is entered into in accordance with this Section 7.07(c), Parent shall deliver a copy thereof to the Company (with only the fee amounts and market flex terms redacted from the Fee Letter in a customary manner (so long as the redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing)) and references in this Agreement to (A) “Financing Commitments” and “Debt Commitment Letter” shall be deemed to include and mean the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter, as the case may be, at the time in question and any New Debt Commitment Letter to the extent then in effect and (B) “Debt Financing” shall include and mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the preceding clause (A). Without the Company’s prior written consent, Parent shall not directly or indirectly take or cause to be taken any action that would or would be reasonably expected to result in the Debt Financing not being available.

(d) Parent shall (i) furnish the Company drafts (when available) and thereafter true and complete and executed copies of the Financing Agreements promptly upon their execution, (ii) give the Company prompt written notice of any material default, breach or threatened default or material breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to any of the Financing Commitments or the Financing Agreements, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing of which Parent becomes aware or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any Alternative Financing). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) of the receipt or delivery of any notice or other communication, in each case from any Person with respect to (A) any actual or potential material default under or material breach of any provisions of the Financing Commitments or Financing Agreements by Parent, or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof by any party to any of the Financing Commitments or Financing Agreements or (B) any material dispute or disagreement between or among parties to any of the Financing Commitments or Financing Agreements, in the case of clause (A) and (B), with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing and (ii) if at any time for any reason Parent believes that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources, contemplated by any of the Financing Commitments or Financing Agreements or will be unable to obtain Alternative Financing. Parent shall promptly provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i) or (ii) of the immediately preceding sentence other than any information the disclosure of which is prohibited or restricted under Applicable Law or is legally privileged.

Section 7.08. Financing Cooperation.

(a) The Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, reasonably cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries. Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of Parent, (i) subject to the other limitations in this Section 7.08, agreeing to enter into such agreements, and to use its reasonable best efforts to deliver such officer’s certificates, as are customary in financings of such type and as are, in the good faith determination of the Persons executing such officer’s certificates, accurate (provided that such agreements and officer’s certificates will not take effect until the Acceptance Time), (ii) subject to Section 5.02, (A) providing to actual and prospective Financing Sources with respect to the Debt Financing financial and other information in the Company’s possession regarding the Company and its Subsidiaries that is necessary or customary in connection with the Debt Financing and of the type and form customarily included in offering documents used for the syndication of credit facilities of the type to be included in the Debt Financing, (B) making the Company’s senior officers reasonably available to the Lenders specified in the Debt Commitment Letter, (C) providing reasonable assistance to Parent and the Lenders in preparation of customary rating agency presentations, bank information memoranda, credit agreements, bank syndication materials and similar customary documents reasonably required in connection with the Debt Financing, (D) participating in a reasonable number of meetings, conferences calls, drafting sessions, due diligence sessions, sessions with rating agencies or other syndication activities, in each case, upon reasonable notice and at mutually agreed times, (E) providing reasonable assistance to Parent in preparation of customary pro forma financial information and projections required in connection with the Debt Financing (provided, that the Company will not be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information and the cooperation by the Company shall relate solely to the financial information and data derived from the Company’s historical books and records), (F) reasonably facilitating the pledging of collateral in connection with the Debt Financing (provided that such pledge will not take effect until the Acceptance Time), including delivering original stock certificates and original stock powers (or, if any, similar documents for limited liability companies) to the extent required by the Debt Commitment Letter, (G) providing customary documentation and other information about the Company and its Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, at least five (5) Business Days prior to the Acceptance Time (to the extent requested at least eight (8) Business Days prior to the Acceptance Time), (H) providing customary authorization and/or representation letters in connection with the distribution of the bank information memoranda contemplated by the Debt Commitment Letter for any Debt Financing to prospective Financing Sources and identifying any portion of the information therein that constitutes material non-public information regarding the Company or any of its the Subsidiaries, (I) obtaining customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by Parent in connection with the repayment of the Existing Credit Facility (such applicable payoff letter, the “Existing Credit Facility Payoff Letter”) pursuant to Section 7.08(c) and any other indebtedness of the Company and its Subsidiaries and (J) using commercially reasonable efforts to supplement the information covered by this Section 7.08(a) on a current basis if such supplement is reasonably necessary to ensure that such information, taken as a whole and when furnished, does not contain an untrue statement of a material fact or omit to state any material fact necessary to make such information not materially misleading. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other liability or obligation in connection with the Debt Financing (or any alternative financing) prior to the Acceptance Time, (ii) no director, manager, officer or employee of the Company or any of its Subsidiaries shall be required to deliver any certificate or take any other action pursuant to this Section 7.08(a) to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (iii) Boards and any similar governing body of the Company or any of its Subsidiaries shall not be required to approve any Debt Financing (or any alternative financing) or agreements related thereto prior to the Acceptance Time, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that will unreasonably interfere with the business or operations of the Company or its Subsidiaries or conflict with or violate its organizational documents, any Applicable Laws or result in a violation of breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party and (v) neither the Company nor any of its Subsidiaries shall be required to provide any information the disclosure of which is prohibited or restricted under Applicable Law or is legally privileged. The Company hereby consents to the use of its logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(b) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to Section 7.08(a). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives, from and against any and all losses suffered or incurred by any of them in connection with the Debt Financing or any Alternative Financing and any information utilized in connection therewith (other than material misstatements or omissions in information provided by the Company or any of its Subsidiaries).

(c) Subject to the Company’s compliance with Section 7.08(a)(ii)(I), at or immediately prior to the Closing, Buyer shall pay (or cause to be paid) on behalf of the applicable borrowers under the Existing Credit Agreement, and/or to the extent the Company has cash available at such time (including any cash at Subsidiaries of the Company that can be made available to the Company or the applicable borrowers under the Existing Credit Agreement) cause the Company and/or the applicable borrowers under the Existing Credit Agreement to pay on behalf of the applicable borrowers under the Existing Credit Agreement, in the aggregate, the amounts payable under the Existing Credit Agreement Payoff Letter (the “Existing Credit Agreement Payoff Amount”) by one or more wire transfer of immediately available funds to the account or accounts designated pursuant to the Existing Credit Agreement Payoff Letter. In the event the Company has cash available (including any cash at Subsidiaries of the Company that can be made available to the Company or the applicable borrowers under the Existing Credit Agreement) at or immediately prior to the Closing (but at or after the Acceptance Time), Buyer may direct the Company and the applicable borrowers under the Existing Credit Agreement to use such cash to fund all or a portion of any outstanding amounts under the Existing Credit Agreement, and the Company agrees to comply with such direction (and cause its Subsidiaries to comply with such direction). In addition, at or after the Acceptance Time, Buyer may direct the Company and/or the applicable borrowers under the Existing Credit Agreement to enter into certain arrangements (including intercompany loans with Buyer and its Subsidiaries) to facilitate the payment by Buyer of all or a portion of the Existing Credit Agreement Payoff Amount, and the Company agrees to comply with such direction (and cause its applicable Subsidiaries to comply with such direction).

ARTICLE 8

TERMINATION

Section 8.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Acceptance Time shall not have occurred on or before January 6, 2017 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Acceptance Time to be consummated by such time;

(ii) (A) there shall be any Applicable Law or permanent injunction or other Order issued by a court of competent jurisdiction permanently restraining, making illegal or otherwise prohibiting consummation of (1) the Offer or (2) to the extent, following the Expiration Time, Parent and the Company are unable to effect the Compulsory Acquisition, the Asset Sale or the Second Step Distribution, and (B) such injunction or other Order is or shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts to have such Order or other Action vacated or made inapplicable to the Offer, the Asset Sale or the Second Step Distribution as required by Section 7.01;

(iii) the Offer shall have expired without all of the Offer Conditions having been satisfied and shall have not been extended by Buyer; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to any Party whose breach of any provision of this Agreement results in the Offer having expired without all of the Offer Conditions having been satisfied; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to Parent if Parent has not caused Buyer to extend the Offer in circumstances where Buyer is required to extend the Offer under this Agreement; or

(c) by Parent:

(i) if, prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (D) or (E) of Annex I to fail to be satisfied and is incapable of being cured by the End Date or, if curable, is not cured by the Company by the earlier of (A) thirty (30) days after receipt by the Company of written notice of such breach or failure and (B) the expiration of the Offer, provided that, at the time at which Parent would otherwise exercise such termination right, neither Parent nor Buyer shall be in material breach of its obligations under this Agreement; or

(ii) at any time prior to the Acceptance Time, if the Company, the Boards or any committee thereof, for any reason, shall have (A) effected an Adverse Recommendation Change or (B) failed (1) to include the Company Recommendation in the Schedule 14D-9, (2) to recommend against an Alternative Transaction Proposal or reaffirm (publicly, if so requested by Parent) the Company Recommendation on or prior to the fifth (5th) Business Day after the Alternative Transaction Proposal shall have been publicly announced or disclosed, including, in the case of a tender or exchange offer relating to securities of the Company involving a person or group unaffiliated with Parent which has first been published or announced, having failed to send or give to the Company shareholders pursuant to Rule 14e-2 promulgated under the 1934 Act a statement disclosing that the Boards recommend rejection of such tender or exchange offer within such five (5) Business Day period or (3) after a reasonable request by Parent, but excluding under circumstances where an Alternative Transaction Proposal has been submitted and is being considered by the Boards, to reaffirm the Company Recommendation after the fifth (5th) Business Day after receipt by the Company of such request.

(d) by the Company:

(i) prior to the Acceptance Time, if (A) the Company shall have received a Superior Proposal, (B) the Company shall have complied in all material respects with its obligations under Section 5.03, (C) to the extent permitted by and effected in accordance with Section 5.03(e), the Boards approve, and the Company concurrently with, or promptly following, the termination of this Agreement, enters into, such Alternative Acquisition Agreement with respect to such Superior Proposal and (D) prior to or concurrently with such termination, the Company pays to Parent the amounts contemplated by Section 8.03;

(ii) if, prior to the Acceptance Time, a breach in any material respect of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Buyer set forth in this Agreement shall have occurred that (A) has or would reasonably be expected to have a Parent Material Adverse Effect and (B) is incapable of being cured by the End Date or, if curable, is not cured by Parent or Buyer by the earlier of (1) thirty (30) days after receipt by the Company of written notice of such breach or failure and (2) the expiration of the Offer; provided that, at the time at which the Company would otherwise exercise such termination right, the Company shall not be in material breach of its obligations under this Agreement; or

(iii) if, prior to the Acceptance Time, (A) the Expiration Time has occurred, (B) all of the Offer Conditions set forth in Annex I have been and continue to be satisfied or waived by Buyer, (C) Parent and Buyer fail to accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn, (D) the Company shall have delivered an irrevocable written notice to Parent certifying as to the matters described in the immediately preceding clause (B) and that the Company stands ready, willing and able to consummate the Offer and, if required, the Asset Sale and the Second Step Distribution as soon as reasonably practicable and (E) Parent and Buyer fail to consummate the Offer by the third (3rd) Business Day after the delivery of the notice described in the immediately preceding clause (D).

The Party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other Party.

Section 8.02. Effect of Termination. If this Agreement is validly terminated pursuant to this Article 8, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party, except that no such termination shall relieve any Party from (a) any liabilities or damages resulting from any fraud or Willful Breach of this Agreement prior to or in connection with such termination or (b) from any obligation to pay the Company Termination Fee pursuant to Section 8.03(a) or the Parent Termination Fee pursuant to Section 8.03(b) (as applicable). The provisions of this Section 8.02 and Article 9 shall survive any termination of this Agreement pursuant to Article 8.

Section 8.03. Payments.

(a) Company Termination Fee. In the event that:

(i) Parent terminates this Agreement pursuant to Section 8.01(c)(ii);

(ii) (A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 8.01(b)(i) (except where the Company also would have been entitled to terminate this Agreement pursuant to Section 8.01(d)(iii)) or (2) by Parent pursuant to Section 8.01(c)(i) and prior to such termination, an Alternative Transaction Proposal has been made and (B) within twelve (12) months of such termination, the Company enters into a definitive agreement with any Third Party to consummate, or consummates, an Alternative Transaction Proposal; or

(iii) the Company terminates this Agreement pursuant to Section 8.01(d)(i);

then the Company shall pay Parent a fee equal to Forty-Two Million Four Hundred Twelve Thousand Five Hundred Dollars ($42,412,500) (the “Company Termination Fee”). Any fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company (A) in the case of termination pursuant to clauses (i) or (iii) above, on the date of termination of this Agreement or (B) in the case of termination pursuant to clause (ii) above, within two (2) Business Days of the date of the first to occur of (x) the execution of a definitive agreement relating to an Alternative Transaction Proposal and (y) consummation of a transaction relating to an Alternative Transaction Proposal; provided, that the provisions of this Section 8.03(a) shall be subject to Section 8.03(c). The amounts payable pursuant to this Section 8.03(a) constitute liquidated damages and not a penalty. For purposes of this Section 8.03(a), the term “Alternative Transaction Proposal” shall have the meaning assigned to such term in Section 1.01, except that all percentages referenced in the definition of “Alternative Transaction” as used therein shall be changed to “50%”.

(b) Parent Termination Fee: In the event that:

(i) Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i), in circumstances in which the Company would have been entitled to terminate this Agreement pursuant to Section 8.01(d)(iii); or

(ii) the Company terminates this Agreement pursuant to Section 8.01(d)(iii);

then Parent shall promptly, but in no event later than two (2) Business Days following the date of such termination, pay or cause to be paid to the Company a fee equal to Seventy-Three Million Eighty Thousand Dollars ($73,080,000) (the “Parent Termination Fee”). Any fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds to an account provided in writing by the Company to Parent on the date of termination of this Agreement; provided, that the provisions of this Section 8.03(b) shall be subject to Section 8.03(c). The amounts payable pursuant to this Section 8.03(b) constitute liquidated damages and not a penalty. Notwithstanding the foregoing, the Company’s right to receive the Parent Termination Fee pursuant to this Section 8.03(b) shall be of no further force or effect if the Company or any Company Related Party under its control makes any demand or claim for monetary damages (except any claim in respect of a Willful Breach) suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise in any Action against Parent or any other Parent Related Party or any Financing Source for monetary damages other than for the payment of the Parent Termination Fee.

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions and that, without these agreements, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company fails to reasonably promptly pay the amount due pursuant to Section 8.03(a) or this Section 8.03(c) with respect to Parent’s Expenses, or Parent fails to reasonably promptly pay the amount due pursuant to Section 8.03(b), and, in order to obtain such payment, the other Party commences an Action that results in an Order in its favor for such payment, the Party responsible for such payment shall pay to the other Party its reasonable and documented costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. In the event this Agreement is terminated and Parent is entitled to receive the Company Termination Fee pursuant to Section 8.03(a) or the Company is entitled to receive the Parent Termination Fee from Parent pursuant to Section 8.03(b), as applicable, the Company Termination Fee or the Parent Termination Fee, as applicable, shall, subject to Section 9.11 and except with respect to claims for Willful Breach, be the sole and exclusive remedy of (i) Parent and Buyer, and their respective Affiliates, on one hand, against the Company and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives, on the other hand, and (ii) the Company and its Affiliates, on one hand, against the Parent and Buyer and their respective former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives or any Financing Source, on the other hand, in each case, for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the Transactions or the Debt Financing, the Alternative Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby. Upon payment of such Company Termination Fee or the Parent Termination Fee, as applicable, no Party and none of its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except, in the case of a Party, with respect to such Party’s Willful Breach. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, more than once.

(d) Except as otherwise specifically provided in this Agreement, each Party shall bear its own expenses in connection with this Agreement and the Transactions, except that Parent shall pay any and all filing fees under the HSR Act and any other applicable Antitrust Laws. Furthermore, in the event that this Agreement is terminated by Parent pursuant to Section 8.01(c)(i), then the Company, in addition to any payments it may be required to make to Parent pursuant to Section 8.03(a) in respect of such termination, shall reimburse Parent for up to Eight Million Dollars ($8,000,000) of Parent’s Expenses; provided, that, in the event that Parent terminates this Agreement pursuant to Section 8.01(c)(i) due to a breach by the Company that is not a Willful Breach, (i) any Company Termination Fee to be paid by the Company to Parent pursuant to Section 8.03(a) in connection with such termination shall be reduced by the amount of Parent’s Expenses previously reimbursed (if any) by the Company to Parent pursuant to this Section 8.03(d) and (ii) upon receipt by Parent of such Company Termination Fee, the Company shall not be obligated to make any additional payment to Parent pursuant to this Section 8.03(d). Any expense reimbursement due under this Section 8.03(d) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket, documented expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, including the preparation, printing, filing and mailing of the Offer Documents and all other matters related to the Transactions.

ARTICLE 9

MISCELLANEOUS

Section 9.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail (receipt confirmed), (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Buyer, to:

Avast Holding B.V.
c/o Avast Software s.r.o.
Trianon Office Building
Budejovicka 1518/13A
140 00 Prague 4 – Michle
Czech Republic
Attention:	Alan Rassaby
Email:	rassaby@avast.com

with copies, which shall not constitute notice, to:

White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom
Attention:	Ian Bagshaw, Esq.
Caroline Sherrell, Esq.
Email:	ian.bagshaw@whitecase.com
caroline.sherrell@whitecase.com

and

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787
Attention:	Chang-Do Gong, Esq.
Email:	cgong@whitecase.com

and

De Brauw Blackstone Westbroek N.V.
Claude Debussylaan 80
1070 AB Amsterdam
PO Box 75084
Amsterdam 1070 AB
Netherlands
Attention:	Ton Schutte
Email:	Ton.Schutte@debrauw.com

if to the Company, to:

AVG Technologies N.V.
Gatwickstraat 9-39
1043 GL Amsterdam
Netherlands
Attention:	Harvey J. Anderson, Chief Legal Officer
Facsimile:	31 20 522 6211

with copies, which shall not constitute notice, to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention:	Peter Lamb, Esq.
Email:	plamb@orrick.com

and

Allen & Overy LLP
Apollolaan 15
1077 AB Amsterdam
PO Box 75440
Amsterdam 1070 AK
Netherlands
Attention:	Jan Louis Burggraaf
Email:	janlouis.burggraaf@allenovery.com

Section 9.02. Survival of Representations and Warranties; Survival of Certain Covenants. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall not survive the Acceptance Time. The terms of Article 1 and this Article 9, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Acceptance Time, shall survive the Acceptance Time in accordance with their terms.

Section 9.03. Amendments and Waivers.

(a) This Agreement may be amended or supplemented at any time by additional written agreements signed by, or on behalf of the Parties, as may mutually be determined by the Parties to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the Parties.

(b) No provision of this Agreement may be waived or extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

(c) Notwithstanding anything to the contrary contained in this Agreement, no modification, waiver or termination of Section 8.03(c), Section 9.05(a), Section 9.06(b), Section 9.09, Section 9.13 and this Section 9.03(c) (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Financing Source will be effective against a Lender or a Financing Source without the prior written consent of such Financing Source or the Financing Source party to the Debt Commitment Letter related to such Financing Source.

Section 9.04. Disclosure Schedule and SEC Document References.

(a) The Parties agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such Party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that (and no Party shall use, in a dispute or controversy, the inclusion of such items in the Company Disclosure Schedule as evidence that) such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Subject to the lead-in paragraph of Article 3, the Parties agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent.

Section 9.05. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that without the consent of the Company, (a) each of Parent and Buyer may assign its rights hereunder for collateral security purposes to any Financing Source providing financing to Parent or any of its Affiliates, (b) each of Parent and Buyer may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries or Affiliates, and (c) after the Acceptance Time, Parent may transfer or assign its rights and obligations under this Agreement to any Person, provided that in each case of clauses

(a) and (b), no such transfer or assignment shall relieve Parent or Buyer of its obligations under this Agreement or be permitted if such assignment would reasonably be expected to prevent, impair or materially delay the consummation of the Offer or other Transactions. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.06. Governing Law.

(a) This Agreement, all acts and transactions pursuant to, and all obligations of the Parties under, this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction; provided that, notwithstanding the foregoing, any matters concerning or implicating the Boards’ fiduciary duties shall be governed by and construed in accordance with the applicable fiduciary duty laws of The Netherlands.

(b) Notwithstanding anything to the contrary in this Agreement, each Party acknowledges and irrevocably agrees (i) that any Action involving any Financing Source, any Debt Financing, any Alternative Financing or the performance of services thereunder shall be governed by, including as to validity, interpretation and effect, the internal Laws of the State of New York and (ii)(A) that any Action, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation brought against any Financing Source arising out of, or relating to, the Transactions, any Debt Financing, Alternative Financing or the performance of services thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, Borough of Manhattan, or if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each Party submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (B) to the extent against any Financing Source, not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action or cause of action (in contract or in tort or otherwise), inquiry, proceeding or investigation in any other court, (C) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 9.01 shall be effective service of process against it for any such Action or cause of action (in contract or in tort or otherwise), inquiry, proceeding or investigation brought in any such court, (D) to waive and hereby waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action or cause of action (in contract or in tort or otherwise), inquiry, proceeding or investigation in any such court, (E) TO WAIVE AND HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT OR IN TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR RELATED TO THIS AGREEMENT and (F) that a final judgment in any such Action or cause of action (in contract or in tort or otherwise), inquiry, proceeding or investigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement shall affect or eliminate any right to serve process in any other manner permitted by Applicable Law.

Section 9.07. Jurisdiction; Forum. Except as provided in Section 9.06(b), the Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the Chancery Court of the State of Delaware, and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) over any suit, action or proceeding brought pursuant to or arising out of this Agreement.

Section 9.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by all of the other Parties. Until and unless each Party has received a counterpart of this Agreement signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.09. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, Parent Disclosure Schedule, Annex I and Exhibit A, taken together with the Confidentiality Agreement and the other documents delivered in connection with this Agreement (including the Tender Agreements and the Debt Commitment Letter), constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. This Agreement is not intended to confer upon any Person other than the Parties any rights or remedies; provided that (a) the provisions of Section 8.03(c), Section 9.03(c), Section 9.05(a), Section 9.06(b), Section 9.13 and this Section 9.09 are intended to be for the benefit of, and shall be enforceable by, the Financing Sources and (b) the provisions of Section 6.01 are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs and representatives.

Section 9.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.11. Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and that the Parties shall be entitled to injunctive relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12. No Recourse. This Agreement may only be enforced against, and any Action or cause of action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against (a) Parent and Buyer (and not any other Parent Related Party) or (b) the Company (and not any other

Company Related Party), and, in each case, only with respect to the specific obligations set forth in this Agreement with respect to such party. Except to the extent a named party (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no Parent Related Party or Company Related Party, as the case may be, shall have any liability for any obligations or liabilities of Parent or Buyer, on the one hand, or the Company, on the other hand, for any claim based on, in respect of, or by reason of, the Transactions, any failure of the Transactions to be consummated or any breach or failure to perform hereunder.

Section 9.13. Financing Sources. The Company and its Affiliates hereby waive any rights or claims against the Financing Sources and hereby agree that (a) in no event shall the Financing Sources have any liability or obligation to the Company, any of its Subsidiaries or any of its Affiliates (other than, following the Acceptance Time, Parent, Buyer or any of their respective Affiliates) and (b) in no event shall the Company or any of its Affiliates or shareholders (other than, following the Acceptance Time, Parent, Buyer or any of their respective Affiliates) seek or obtain any other damages of any kind against the Financing Sources (including consequential, special, indirect or punitive damages), in the case of each of the foregoing clauses (a) and (b), relating to or arising out of this Agreement, the Debt Financing, the Alternative Financing, any commitment letters or engagement letters relating thereto or the Transactions contemplated hereby or thereby.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

AVG Technologies N.V.

By:	/s/ Jeffrey G. Ross
	Name:	Jeffrey G. Ross
	Title:	Chief Financial Officer

By:	/s/ Gary Kovacs
	Name:	Gary Kovacs
	Title:	Chief Executive Officer

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

Avast Holding B.V.

By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B

Avast Software B.V.

By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director A

By:	/s/ Stefan Boermans
	Name:	Stefan Boermans
	Title:	Managing Director B

[Signature Page to Purchase Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provision of the Offer, Buyer shall not be required to, and Parent shall not be required to cause Buyer to, accept for payment or pay for any Shares unless, as of immediately prior to the applicable Expiration Time:

A. there shall have been validly tendered in accordance with the terms of the Offer, and not withdrawn, a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, together with the Shares then owned by Parent and/or Buyer or their Subsidiaries, represents at least ninety-five percent (95%) of the outstanding Shares immediately prior to the Expiration Time (the “Minimum Condition”), provided that if (a) the Asset Sale Approval and (b) the approvals set forth in Section 2.04(a)(iv) and Section 2.04(a)(vi) are obtained at the EGM, the reference to “ninety percent (95%)” in the foregoing definition of Minimum Condition shall be deemed to be a reference to “eighty percent (80%)”;

B. any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have expired or been terminated and the applicable waiting period or approval under the Antitrust Laws of Austria and Germany shall have expired or been terminated or duly obtained, made or given and shall be in full force and effect and not subject to appeal;

C. no Applicable Law or Order, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect which prohibits, renders illegal or enjoins, the consummation of the Transactions, other than the application to the Transactions of applicable waiting periods under the HSR Act or other Antitrust Laws (excluding any Antitrust Laws under which criminal sanctions would be imposed if the Offer were to be consummated);

D. the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.01(a) (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.05 (Capitalization), Section 3.06 (Subsidiaries), Section 3.11(a) (Absence of Certain Changes) and Section 3.22 (Finder’s Fees)) shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar materiality qualifiers contained in any such representations and warranties as of the Expiration Time as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that (i) the representations and warranties of the Company contained in Section 3.05 (Capitalization) and Section 3.06 (Subsidiaries) shall be true and correct in all respects as of the Expiration Time other than for inaccuracies that are in the aggregate de minimis in both amount and nature and (ii) the representations and warranties of the Company contained in Section 3.01(a) (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.11(a) (Absence of Certain Changes) and Section 3.22 (Finder’s Fees) shall be true and correct in all respects as of the Expiration Time as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

E. the Company shall have performed or complied with in all material respects each of the obligations, agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Expiration Time;

F. since the date of this Agreement, a Company Material Adverse Effect shall not have occurred;

G. the resignations of the existing members of the Boards as contemplated by Section 2.04(a)(ii) shall have been obtained;

H. the Company shall have delivered to Parent a certificate signed by an authorized officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in paragraphs (D), (E) and (F) have been satisfied;

I. no Anti-Takeover Measure has been implemented by the Company in relation to the Offer or the Tender Agreements;

J. Parent shall have received a duly executed certification that meets the requirements of Treasury Regulations Section 1.1445-2(c)(3) issued by the Company dated as of the Acceptance Time certifying that the Company is not, and has not been at any time during the five-year period ending on the Acceptance Time, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

K. with respect to the filing with CFIUS, one of the following shall have occurred: (1) the Parties shall have received a written notification issued by CFIUS that it has determined that the Transactions are not a “covered transaction” pursuant to FINSA, (2) the Parties shall have received a written confirmation from CFIUS that it has completed its review (or, if applicable, investigation) of the Transactions under FINSA and determined that there are no unresolved national security concerns with respect to the Transactions, and such determination is not conditioned upon the commitment of Parent or Buyer to take any action described in Section 7.01(g), (3) following an investigation, CFIUS shall have reported the Transactions to the President of the United States and the President of the United States shall have declined to exercise his authorities under FINSA to suspend or prohibit the Transactions, or (4) following an investigation, CFIUS shall have reported the Transactions to the President of the United States and the President of the United States shall have determined to take action that would not, and would not reasonably be expected to, result in a material and adverse effect on Parent and its controlled Affiliates, taken as a whole, after giving effect to the Transactions, or otherwise require the commitment of Parent or Buyer to take any action described in Section 7.01(g) (the “CFIUS Approval”); and

L. this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions in this Annex I are for the sole benefit of Parent and Buyer and may be asserted by Parent or Buyer regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Buyer in whole or in part at any time and from time to time in their sole discretion, in each case, subject to the terms of the Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Buyer to extend, terminate, amend and/or modify the Offer in accordance with the terms and conditions of the Agreement in. The failure by Parent or Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

EXHIBIT A

Form of Asset Sale Agreement